Exhibit 99.1

4FRONT VENTURES CORP.

Annual Information Form

For the Fiscal Year Ended December 31, 2019

Dated June 30, 2020

Table of Contents

1	INTRODUCTION		2
	1.1	Effective Date of Information	2
	1.2	Purpose	2
	1.3	Note Regarding Forward-Looking Statements	2
	1.4	Currency	3
2	CORPORATE STRUCTURE		1
	2.1	Name, Address and Incorporation	1
	2.2	Intercorporate Relationships	1
3	GENERAL DEVELOPMENT OF THE BUSINESS		3
	3.1	Three-Year History	4
	3.2	Significant Acquisitions	7
4	DESCRIPTION OF THE BUSINESS		7
	4.1	Summary	8
	4.2	Retail	8
	4.3	Production	11
	4.4	Pure Ratios	12
	4.5	Real Estate	14
	4.6	Risk Factors	15
	4.7	Required Disclosure Pursuant to CSA Staff Notice 51-352	37
5	DIVIDENDS AND DISTRIBUTIONS		60
	5.1	Dividends	60
6	DESCRIPTION OF CAPITAL STRUCTURE		60
	6.1	Common Shares	60
7	MARKET FOR THE SECURITIES		65
	7.1	Trading Price and Volume	65
	7.2	Prior Sales	65
8	SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER		67
9	DIRECTORS AND OFFICERS		68
	9.1	Name, Occupation and Security Holding	68
	9.2	Cease Trade Orders, Bankruptcies, Penalties and Sanctions	70
	9.3	Conflicts of Interest	70
10	PROMOTERS		70
11	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		70
12	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		71
13	TRANSFER AGENT AND REGISTRAR		71
14	MATERIAL CONTRACTS		71
15	INTERESTS OF EXPERTS		72
16	AUDIT COMMITTEE INFORMATION		72
17	COMPENSATION COMMITTEE INFORMATION		74
18	BOARD COMPENSATION		75
19	ADDITIONAL DISCLOSURE		76
	19.1	Executive Compensation	77
SCHEDULE A: AUDIT COMMITTEE CHARTER			1
SCHEDULE B: COMPENSATION COMMITTEE CHARTER			7

1

1	INTRODUCTION

1.1	Effective Date of Information

This annual information form (“AIF”) of 4Front Ventures Corp. is dated June 30, 2020. The information in this AIF is as of December 31, 2019 unless otherwise indicated. As used in this AIF, the term “4Front” means 4Front Ventures Corp and its subsidiaries, unless otherwise indicated. The Company’s predecessor entity, 4Front Holdings LLC, is referred to as “Holdings”. In discussions about the business as a whole, the term “Company” is used to refer to 4Front or Holdings as applicable.

1.2	Purpose

This AIF is prepared in accordance with Form 51-102F2 and NI 51-102 established by the Canadian Securities Administrators, for the limited purpose of providing material information about us and our business at a certain point in time, in the context of its historical and possible future developments.

1.3	Note Regarding Forward-Looking Statements

This AIF and certain documents incorporated by reference contain forward-looking statements. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative and grammatical variations) of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and are effective only as of the date hereof. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, regulatory environment, interest rates, exchange rates and, our business strategy, plans, outlook and shareholder value, projections, targets and expectations and our ability to manage our assets and operating costs, may prove to be incorrect.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	plans to restart construction on a cannabis production facility in Commerce, CA in late-2020, and begin operations by Q2 2021;

2

•	discussion of expected sales at the two Massachusetts dispensaries and the Illinois dispensary;

•	the effect of implementation of Cannex Capital Holdings Inc. (“Cannex”) production techniques at Healthy Pharms, Inc. (“HPI”), in Worcester, MA, and at Illinois Grown Medicine in Illinois;

•	adult-use licensure being attained/maintained in Massachusetts, Illinois, and California;

•	regulatory approval, if necessary, of the Company’s disclosed divestments including Maryland and Arkansas;

•	continued operation of the Company’s operating partners in Washington;

•	discussion of production and sales of CBD products from Pure Ratios as a result of engaging a new marketing partner.

Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Other factors that could cause actual results to differ materially include, but are not limited to, those set forth herein under “Risk Factors”. Also, many of the factors are beyond the Company’s control. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information made in this AIF are qualified by this cautionary statement.

1.4	Currency

Dollar amounts in this AIF are denominated in United States dollars unless otherwise indicated. References to $ are to the lawful currency of the United States and references to C$ are to the lawful currency of Canada. Exchange rates between the United States dollar and the Canadian dollar were:

	2019		2018
At December 31: $1.00 =	C$	1.30	C$	1.36
Average for the year ended December 31: $1.00 =	C$	1.33	C$	1.30

3

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

2	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

4Front Ventures Corp is a corporation existing under the provisions of the Business Corporations Act (British Columbia). On July 31, 2019, Holdings and Cannex completed a business combination which resulted in the business of each of Holdings and Cannex becoming the business of 4Front. Holdings has been identified as the acquirer for accounting purposes. Historical financial statements and MD&A with respect to each of Holdings and Cannex are available on the Company’s SEDAR profile at www.sedar.com.

At the date of this AIF, 4Front’s registered office is at 550 Burrard St., Suite. 2900, Vancouver, BC and its head corporate office at 5060 N. 40th ST., Suite. 120, Phoenix, AZ.

Prior to July 31, 2019, ownership interests in Holdings were held through membership interests. After the business combination with Cannex, the equity of the Company consists of class A subordinate voting shares (“SVS”), class B subordinate proportionate voting shares (“SPVS”) and class C multiple voting shares (“MVS”). See Description of Capital Structure below. The SVS of 4Front trade on the Canadian Securities Exchange (“CSE”) under the ticker “FFNT” and are quoted on the OTC under the ticker “FFNTF.”

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information is also available under the Company’s profile on SEDAR (www.sedar.com) or on our website at www.4frontventures.com.com.

2.2	Intercorporate Relationships

The following is an organizational chart that represents the current intercorporate relationships among us and our subsidiaries.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Company indirectly owns and controls the voting shares of all other subsidiaries in the percentages noted below. The Company does not own or control any restricted securities of any of our subsidiaries.

The Company’s principal subsidiaries, defined as subsidiaries that represents 10% or more of the total assets of 4Front or 10% or more of the total revenues of 4Front, at the date of this AIF are listed below:

Business Name	Principal Activity	Jurisdiction of Incorporation	2019 Ownership %	2018 Ownership %
Mission Partners USA, LLC	Investment Company	Arizona	100%	100%
Linchpin Investors, LLC	Finance Company	Arizona	100%	100%
Healthy Pharms, Inc.	Cultivation and Dispensary	Massachusetts	100%	100%
Mission Pennsylvania II LLC*	Dispensary	Pennsylvania	100%	100%
Real Estate Properties LLC	Real Estate Holding	Washington	100%	0%
Ag-Grow Imports LLC	Importer of Equipment	Washington	100%	0%
Brightleaf Development LLC	Holding Company	Washington	100%	0%
Cannex Holdings (California) Inc.	Real Estate Holding	Washington	100%	0%

*	Subsidiaries in the process of being divested pursuant to a definitive agreement but subject to customary closing conditions including, without limitation, regulator approval when necessary.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

3	GENERAL DEVELOPMENT OF THE BUSINESS

The Company currently owns or manages licensed cannabis facilities in state-licensed markets in the United States and has accelerated growth through business acquisitions. Section 3.1 Three-Year History provides a description of corporate activities and section 3.3 Operations has further particulars of the Company’s business.

The Company was formed on July 31, 2019 pursuant to a business combination agreement between Holdings and Cannex (see Section 2.1 above).

Holdings was formed as a Delaware limited liability company on August 29, 2016. On September 15, 2016, 4Front acquired assets from 4Front Ventures, Inc. (a predecessor entity that predates the existence of the Company) in exchange for the issuance to 4Front Ventures of 500,000 Class A Units of Holdings and the issuance of Class B Units of Holdings to the shareholders of 4Front Ventures. The assets acquired by 4Front from 4Front Ventures consisted of substantially all of the assets and liabilities of 4Front Ventures, including all interests in its subsidiaries, including 4Front Advisors LLC (“Advisors”).

Advisors, formed in 2011, provided consulting services aimed at helping clients secure cannabis licenses in exchange for, generally, a permanent royalty on the revenue that cannabis license produced. Eventually, Holdings shifted its business from consulting to direct ownership and operation of cannabis licenses.

Before the business combination with Holdings to create the Company, Cannex, through its wholly owned subsidiaries, provided licensed cannabis cultivators, processors and dispensaries in the United States: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging.

Cannex was formed by an amalgamation (the “Amalgamation”) under the laws of British Columbia on March 13, 2018 and its common shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CNNX” and on the OTCQX market under “CNXXF”. Cannex was a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and the head office of the Company is in Vancouver, BC, Canada.

The Amalgamation constituted a reverse takeover of Arco Resources Corp. by Cannex Capital Group Inc. (“Cannex Group”) following which the Company, through its wholly-owned subsidiary Cannex Holdings (Nevada) Inc., acquired 100% of the membership interests of Brightleaf Development LLC (“Brightleaf”) a limited liability company organized under the laws of the state of Washington. Brightleaf, through subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”), both Washington State licensed cannabis producer/processors.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

In June 2019, Cannex acquired Pure Ratios Holdings, Inc. (“Pure Ratios”), a company which holds and creates intellectual property related to formulations which mix cannabinoids with traditional medicine ingredients.

3.1	Three-Year History

The following describes the development of our business over the last three completed financial years and to the date of this AIF.

•

March through October 2017 – The Company issued $10.12 million in convertible long-term debt bearing interest at 5% and maturing June 2019. In June 2018, this convertible debt converted to Class D partnership units at $442.50 per unit.

•	February through June 2018 – The Company sold $13.4 million of Class D partnership units at $442.50 per unit.

•

March 2018 – Cannex completes its reverse takeover of Arco Resources Corp. and Brightleaf and begins trading on the Canadian Securities Exchange under the ticker symbol “CNNX.” Concurrently with the closing of the reverse takeover, Cannex closed private placement of subscription receipts for gross proceeds of $37,582,568 (CAD$48,219,872)

•

April 2018 – The Company acquired an additional 34.17% interest in Mission Pennsylvania II LLC from a non-controlling interest by issuing a $2 million note. In August 2018, the Company exchanged the note for Class D partnership units.

•

April 2018 – Cannex extended a loan of $5,000,000 to Ametrine Wellness Inc. (“Ametrine”) in contemplation of acquiring Ametrine for total consideration of $22,500,00, with potential earnouts of $7,500,000.

•	August 2018 – The Company borrowed $3 million through a note that matured on December 31, 2018. The note was repaid in full at maturity, including interest at an annual rate of 20%.

•	September and October 2018 – The Company issued $30.3 million in Class F partnership units to investors at $486.50 per unit.

•	October 2018 – Cannex and Ametrine terminated their previously-announced acquisition and Ametrine repaid the $5,000,000 loan previously extended by Cannex.

•	November 2018 – The Company acquired Healthy Pharma Inc., an entity that owned cannabis licenses in Massachusetts and operated two dispensaries and one vertically integrated production facility.

•	November 2018 – The company settled $250,000 in debt plus accrued interest due to executives of the company by issuing Class F partnership units at $406.50 per unit.

•	November 2018 – The Company purchased the remaining 15.83% interest in Mission Pennsylvania II LLC for $500,000 and by issuing 693.37 Class F partnership units at $486.75 per unit.

•

November 2018 – An arbitration panel awarded in favour of the Company, awarding damages of $5.5 million due to a consulting client’s breach of its consulting contract. In April 2019, the Company has recognized and received $3.8 million of the award. The balance will be recognized when and if received.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

•	November 2018 – Cannex closed a $32,000,000 convertible debt financing with entities managed by Gotham Green Partners LLC (“GGP”).

•	December 2018 – The Company acquired an additional 20% interest in Mission Maryland LLC by issuing 1,424 Class F partnership units at $486.75 per unit.

•	December 2018 – The Company acquired an additional 11% interest in 4Front PM Investco LLC by issuing 565 Class F partnership units at $486.75 per unit for total consideration of $275,014.

•	December 2018 – The Company acquired an additional 10% interest in 4Front CIHI Investco LLC by issuing 508 Class F partnership units at $486.75 per unit with a value of $247,269.

•	December 2018 – The Company acquired the remaining 10% interest in 4Front MARI Investco LLC by issuing 473 Class F partnership units at $486.75 per unit with a value of $230,233.

•	December 2018 – The Company received an $8 million line of credit from Cannex, subsequently increased to $13 million, in advance of the business combination that closed in July 2019.

•

February 2019 – The Company acquired PHX Interactive, LLC a cannabis license holder and dispensary operator in Phoenix, AZ. The purchase price was $6 million settled through the payment of $3.35 million in cash and issuance of 5136.11 Class F partnership units with an aggregate value of $2.5 million. The Company withheld $100,000 to settle income taxes.

•	March 2019 – The Company settled certain legal matters relating to PHX Interactive, LLC on behalf of the sellers for approximately $350,000.

•

April 2019 – The Company purchased Om of Medicine LLC, which owned a cannabis license in Michigan and operates a dispensary in Ann Arbor, MI. The purchase price was $5.7 million of which $0.4 million was paid in cash, $0.9 million was withheld to pay incomes taxes and other expenses and the remaining $4.4 million was paid in through the issuance of 9,139.54 Class F partnership units. The Company may pay up to $6.0 million in contingent cash consideration on the future gross sales of Om of Medicine LLC. The cannabis license transfer of Om of Medicine’s license is subject to Michigan regulator approval, which management hopes to achieve by the end of 2020.

•

May 2019 – The Company received an up-to $50 million loan from LI Lending LLC (“LI”), later amended to up-to $45 million. LI has advanced $45 million to date. The advanced funds are kept in a bank account that is owned by the Company, but in which control can be assumed by the lender in the event of default on the loan. The funds are to be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations. The loan matures in May 2024 and bears interest at 10.25%, payable monthly in cash. Upon maturity, an exit fee of $9 million is payable, for a total payable at maturity of $54 million. The current CEO of the Company holds an ownership interest in LI Lending LLC.

•	May 2019 – Mission MA Inc.’s Worcester, MA dispensary opened for medical patients.

•	June 2019 – Cannex closes the acquisition of Pure Ratios.

•

July 2019 – The Company acquired control of Mission MA Inc. when it converted all outstanding loans to equity in Mission MA Inc. The Company paid no additional consideration. Mission MA Inc. operates a cultivation facility and a dispensary in Worchester, MA, and controls real estate that may be used for the construction of additional dispensaries in Massachusetts.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

•

July 2019 – The Company closed a business combination with Cannex (see Section 3.2 Significant Acquisitions) The various classes of units of Holdings were converted to shares of 4Front as a result of a pre-closing reorganization and the business combination itself

•	October 2019 – The Company appointed Kathi Lentzsch and Betty Aldworth to the board of directors.

•	November 2019 – The Company opened a production facility in Worcester, MA.

•

January 2020 – The Company divested its Arkansas dispensary, and other entities associated with the management of other Arkansas dispensaries, issued a convertible secured promissory note of $3,000,000 in favour of entities associated with Gotham Green Partners LLC (“GGP”), and announced a comprehensive plan of asset divesture. Final closing of the Arkansas divesture is in part subject to regulator approval.

•

March 2020—The Company announced the promotion of Leo Gontmakher, formerly 4Front’s COO, to CEO, the promotion of Joshua Rosen, formerly 4Front’s CEO, to Executive Chairman, the promotion of Nicolle Dorsey, formerly EVP of Finance, to CFO, and the departure of former CFO Brad Kotansky. In addition, the Company further announced the cutting of significant corporate overhead costs, including 40% of corporate headcount.

•

March 2020 – The Company announced the divesture of PHX Interactive LLC, responsible for the management of the Mission North Mountain dispensary, for a total of $6,000,000 cash. In exchange for GGP’s consent to the sale, the Company issued to GGP an amendment fee note equal to 1% of the outstanding principal and interest on the original GGP notes issued in November 2018 ($348,000).

•

March 2020 – The United States and much of the world began experiencing a rapid increase in COVID-19 cases. The emergence of COVID-19, an extremely infectious airborne respiratory virus, caused a significant response on the part of many governments to contain it. The most relevant containment measure for the Company’s business is the implementation of “essential” type business designations and implementation of social distancing protocols. Thus far, the Company’s dispensaries and operations have been allowed to continue operating. Social distancing protocols have been implemented at the Company’s dispensaries which meet or exceed those required by the local jurisdiction. Through the date of this AIF, sales continue to meet or exceed comparable periods last year, however there is no guarantee that the Company’s dispensaries/operations will continue to be designated as essential.

•

May 2020 – The Company announced that it had entered into a definitive agreement to sell its stake in non-core retail licenses in Pennsylvania and Maryland, netting in excess of $18,000,000 of cash. As the transaction closes and proceeds are received, the Company anticipates repaying GGP a total of $10,000,000 in cash. On May 15, 2020, the Company had closed the sale of its Pennsylvania assets for $10,600,000 of which $5,700,000 has been used to repay GGP. In exchange for consent of allowing for the sale of the non-core Pennsylvania and Maryland assets and the release of related collateral, the Company has agreed to make prepayments of principal to LI Lending in the amount of $250,000 per month for an eight-month period beginning May 1, 2020. Additionally, the Company agreed to pay an increased interest rate of an additional 2% on the final $10,000,000 tranche of the loan until such time as this amount has been paid down, and the remaining loan amount will be subject to the original 10.25% interest rate.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

•

May 2020 – The Company raised $5,827,000 through a private placement of convertible debt (the “Notes”). The Notes are secured, although subordinate to GGP and LI Lending, and bear an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022 (although such maturity can be extended for 6 months subject to a 2.5% fee). The Notes are convertible into SVS of the Company at a conversion price of $0.25. Certain purchasers of the Notes were also able to exchange their existing equity holdings in the Company for a convertible debenture (the “Equity Swap Debenture”), with economic terms which mimic a preferred class of equity. Specifically, the Equity Swap Debenture matures on May 13, 2025, has an annual coupon of 3% which may be forgiven if the revenue of the Company is above $15,000, and converts to SVS at a conversion price of $0.4601227.

•

June 2020 – On February 25, 2019, the Company, as part of the Company’s in-process acquisition of Pure Ratios, extended Accucanna, LLC (“Accucanna”), a California cannabis dispensary licensee which shared significant common ownership with Pure Ratios (the “Common Owners”), a $1,500,000 loan evidenced by a secured promissory note. The note bore interest of 10% for the first six months, and 18% thereafter, and originally matured on or about February 25, 2020. In May 2020, in exchange for the Common Owners foregoing approximately 1.4M SVS payable as an earnout because of Pure Ratios attaining certain CBD sales milestones, the Company modified the principal balance of the note to $890,000, the interest to 5%, and the maturity date to July 5, 2020, with an optional 30-day extension by written notice from Accucanna.

3.2	Significant Acquisitions

The Company did not complete any significant applications that would require preparation of a business acquisition report under Part 8 of NI 51-102.

4	DESCRIPTION OF THE BUSINESS

The Company owns and operates licensed cannabis facilities in state-licensed markets in the United States. As of December 31, 2019, the Company operated 11 dispensaries in Massachusetts, Illinois, Maryland, Michigan, Pennsylvania, Arkansas, and Arizona. The Company operates two production facilities in Massachusetts, and one in Illinois. Subsequent to December 31, 2019, the Company has or is in the process of divesting of its dispensary and related subsidiaries and assets in Arkansas, Arizona, Pennsylvania, and Maryland.

The Company also leases real estate and sells equipment, supplies and licenses intellectual property to licensed cannabis producers in the state of Washington. The Company also owns and operates Pure Ratios (which was acquired by Cannex in June 2019), a CBD-focused wellness company in California, that sells non-THC products throughout the United States.

While cannabis and CBD-infused products are legal under the laws of several U.S. states (with varying restrictions), the United States Federal Controlled Substances Act (the “CSA”) classifies all “cannabis” as a Schedule I drug, whether for medical or recreational use. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

4.1	Summary

As at December 31, 2019, the Company had five reportable segments:

•

Retail – direct sales to end consumers in its retail stores. Any internally produced product sold by HPI, the Company’s Massachusetts subsidiary, through its own dispensary is considered retail revenue.

•	Production – manufacturing and distribution of packaged cannabis products to its own dispensaries and third-party retailers and/or customers, and importation and sale of equipment and supplies.

•	Pure Ratios – production and sale of CBD products to third-party customers.

•	Real Estate – leasing of real estate to cannabis producers in Washington

•	Corporate

The following table lists revenues by segment:

Year ended December 31	2019	2018
	$	$
Retail	22,058,000	3,766,000
Production	3,333,000	Nil
Pure Ratios	1,207,000	Nil
Real estate	4,528,000	Nil
Corporate	Nil	Nil

	31,126,000	3,766,000

Employment by segment was

At December 31	2019	2018
Retail	260	46
Production	93	17
Pure Ratios	23	Nil
Real estate	Nil	Nil
Corporate	65	52

	441	111

4.2	Retail

At December 31, 2019, the Company owned and operated two dispensaries in Massachusetts, and one dispensary in each of Illinois, Michigan, and Pennsylvania. It also managed six dispensaries, four in Maryland, one in Arizona, and one in Arkansas. The Company disposed of, or is in the process of disposing of, its Arkansas, Arizona, Pennsylvania, and Maryland interests in 2020.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Company’s dispensaries are, with the exception of Om of Medicine, LLC, in Michigan, branded under the “MISSION” retail brand. The dispensaries sell products which are either: (1) purchased from licensed cannabis producers in the state in which they operate, if allowed under state law and regulation; and/or (2) transferred from the Company’s owned or managed production operations within the relevant state market as in the case of markets where “vertical integration” (i.e. jurisdictions where the Company can and does own both retail and production cannabis assets such as Illinois or Massachusetts).

In June 2020 the Mission South Shore dispensary in Chicago, Illinois, was burglarized. As of the date of this AIF, management believes most, if not all, of the property damage and lost inventory will be covered by insurance and that the store will be operational by the end of July 2020. Additionally, the Company announced that it intends to open its second Illinois dispensary in Calumet City, Illinois, by the end of 2020.

Services

Generally, the Company’s retail dispensaries sell cannabis packaged goods in accordance with applicable state law and regulation.

However, due to the COVID-19 pandemic which is occurring as of the date of this AIF, the Company has expanded its services in certain markets:

Location	Additional Services
Illinois	Online ordering
Maryland	Online ordering required, curbside pickup only
Massachusetts	Online ordering required, curbside pickup
Michigan	Online ordering required, curbside pickup and delivery

Specialized Skill and Knowledge

Specialized skill and knowledge is involved in the selection of cannabis products by retail dispensary buyers, and also in maintaining compliance with state cannabis regulations, particularly those systems which track and trace product. The Company has developed training programs which impart this specialized knowledge to Retail segment employees and continues to work on improving its training methods.

Competitive Conditions

The Company competes with a variety of different companies in the states in which it operates. In the majority of such states there are limits on the number of retail and/or production licenses which may be awarded which therefore creates a barrier to new market entrants. Massachusetts has fewer limitations on licenses, but practical limitations still exist in navigating various local regulations, moratoriums, and bans. Management views companies which have vertical operations in one or more of its Key Retail Markets (Illinois, Michigan, and Massachusetts) as those which are most directly competitive with it.

Aside from such competitors, entrants may still be able to gain entrance into one or more of the Key Retail Markets through the acquisition of a license. Such license acquisitions may become easier as certain license owners suffer financial distress and begin to divest of licensed assets. Smaller operators in the Key Retail Markets are competitors as well. The black market is also a competitive threat to the Company, but the Company expects the competition provided by the black market to trend down as adult use markets mature, more capacity comes online, and state authorities step up enforcement on those outside of the permitted regulatory system.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Competitive conditions in the Retail segment vary based on: (1) whether the dispensary is located in an adult-use or medical cannabis jurisdiction; (2) if medical, which conditions that jurisdiction authorizes cannabis as a treatment for, particularly whether chronic pain or similar conditions are included; (3) cannabis dispensary license limitations, dispersion and zoning rules, and other government regulation; (4) proximity of other cannabis retailers; (5) in the case of jurisdictions such as Maryland and Michigan, where the Company operates only retail dispensaries without in-jurisdiction production licenses/assets, ability to source certain cannabis products which are in short supply.

The more permissive a jurisdiction’s cannabis usage rules, the more potential customers for a retail dispensary in that jurisdiction. Broadly, adult use regulation creates the largest potential market, followed by medical cannabis which allows chronic pain as a qualifying condition, and then medical cannabis jurisdictions which do not allow chronic pain as a qualifying condition. The Company believes that it has secured rights to locations which will be successful retail outlets and chosen Key Retail Markets which will allow it to take advantage of the best combinations of total addressable market and barriers to entry.

Financing for companies in the cannabis sector is more difficult than other sectors, particularly in the United States, because cannabis is still classified as a Schedule I drug and illegal at a Federal level. The changing regulatory environment at a state level further complicates financing for companies in this sector.

The fast-growing market for legalized cannabis in both Canada and the U.S. has created a competitive environment for cannabis producers as well as other types of companies who provide goods and services to the cannabis industry. However, there remains a significant lack of traditional sources of bank lending and equity capital available to fund the operations of companies in the cannabis sector. The Company will continue to expand its cannabis-related holdings by providing tailored, state law compliant, and financially attractive sources of funding and/or equity investment to cannabis and cannabis-connected companies. Because of the rapid growth of the cannabis industry, the Company faces competition from other companies in the sector who are accessing the equity capital markets.

Availability of Product

The Company’s Retail segment only finished goods. Product availability varies depending on conditions in the Key Retail Markets, and the performance of the Company’s own Production assets (see Section 4.3 below). Product shortages are common during the initial launch of an adult use cannabis regime, such as in Illinois. Interstate commerce of cannabis is illegal under state and federal law and therefore the Company may not transfer inventory between Key Retail Markets currently.

The Company is focused on expanding its own Production assets in order to provide better product availability for the Retail segment, especially focusing on increasing supply of high quality dried cannabis flower in markets where such product is in relatively short supply, such as in Illinois and Massachusetts. Such efforts are discussed in the Production section below, Section 4.3.

Intangible Assets

The Company’s retail dispensaries are, except for Om of Medicine, LLC, branded under the “MISSION” trademark.

Seasonality

The Company has experienced some seasonality in the Retail segment in more established markets and expects to experience more seasonality as its other markets mature. Generally, the fourth calendar quarter is a seasonal low for cannabis sales as compared to the other three calendar quarters. However, seasonality is generally not experienced in markets which are in the initial stages of growth (e.g. Illinois adult use).

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Marketing channels

The Retail segment uses multiple marketing channels: (1) print and digital advertising advising potential customers/patients of store location and (2) frequent customer text message and email outreach to customers who have chosen to opt-in.

Employees

As of December 31, 2019, the retail segment had a combination of 260 full-time and part-time employees.

4.3	Production

The Company operates two production facilities in Massachusetts and one in Illinois. The Company was previously building a cannabis manufacturing facility in Commerce, California, but paused construction in April 2020.

The Company is currently retrofitting its production facility in Georgetown, Massachusetts in order to add additional processing and growing capacity and has also completed a retrofit of its smaller production facility in Worcester, Massachusetts which did increase production capacity substantially. The application of Cannex knowhow, personnel, and production techniques has led to substantially increased initial yields at the Worcester facility to over 350 grams per square foot of flowering space annualized. The Company further plans an expansion of its flowering space in Illinois to 9,000 square feet from 3,000 in order to better support product availability at its Mission South Shore dispensary, and for inventory at the future dispensary in Calumet City.

Products and Services

The Company produces dried cannabis flower and trim, extracted cannabis products such as wax and distillate, and cannabis infused edible products in its production facilities.

Specialized Skill and Knowledge

The growing, processing, and infusing of cannabis into edibles require highly specialized skills and knowledge. The Company’s Production employees and management are often highly seasoned, having accumulated specialized knowledge during time working in the facilities built by the Company (see Real Estate below, Section 4.5) for those facilities’ operators.

Competitive Conditions

As with the Retail segment, the Company has a variety of direct competitors in the Production segment in the markets in which it operates Production facilities (currently Illinois and Massachusetts, the “Key Production Markets”). Many large multistate cannabis operators have retail and production assets in one or more of the Key Production Markets, including Curaleaf Holdings, Inc. and Green Thumb Industries, Inc., and therefore the discussion in Section 4.2 is incorporated here as well.

The Production segment within the Massachusetts market is highly competitive, and Illinois is moderately competitive because Illinois has less licensed producers per capita. The Company believes that certain competitors may be able to deploy more capital into production facilities than it, thereby increasing their capacity faster than the Company in the Key Production Markets. However, the Company believes that it has an advantage in its operational knowhow which will allow it to be more efficient in both constructing high return on capital employed facilities (see Real Estate, Section 4.5) and operating them to produce high quality, low cost products.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Components

The Production segment utilizes certain raw materials to produce cannabis flowers and other extracted products. To produce and dry cannabis flower, the Company utilizes growing medium, nutrients, water, electrical power, soil adjuvants, and certain beneficial pests as part of its integrated pest management efforts. There are many sources for such products (except for water and power, which are provided by the local utility), and prices are reflective of commodity pricing worldwide. Some of these raw material inputs are sourced internationally, so changes in import laws or duties are a potential risk, as disclosed in Section 4.6 below. The prices of power and water are generally stable and set through processes that involve governmental approvals over any increases, but the prices of growing medium, nutrients, etc. are all at least somewhat exposed to underlying commodity price volatility.

For extract products, an additional input is butane or propane for use as a solvent. These gases are largely a commodity, their pricing is reflective of worldwide conditions, and they are supplied to the Company’s operations by local suppliers of industrial gases and materials in the relevant jurisdictions. Prices for such inputs may be volatile, as with any other commodity.

Intangible Assets

The Company employs certain state registered and unregistered trademarks in association with its cannabis goods, including the dried cannabis flower brands “FUNKY MONKEY” and “LEGENDS,” the edibles brands “LEFT HANDED” and “VERDURE,” and the extracts brands “GOLDEN GOO” and “CRYSTAL CLEAR.”

Seasonality

The Company’s current production assets are indoor growing environments which are on rolling harvest cycles and experience no seasonality in production.

Marketing channels

The Production segment generally intracompany transfers the majority of its product to the Company’s Retail segment. However, in markets where wholesale sales are permitted, the Production segment engages in wholesale sales to other licensed entities, generally utilizing personal relationships between salespersons and buyers. The Production segment also engages in a relatively small amount of marketing through event sponsorship, and print/digital advertising.

Employees

As of December 31, 2019, the production segment had 93 full and part time employees.

4.4	Pure Ratios

Pure Ratios is a cannabidiol (“CBD”) products company in California that sells non-tetrahydrocannabinol (“THC”) products throughout the United States and partners with, or licenses to, licensed cannabis producers and/or distributors to sell Pure Ratio’s products containing THC under state-licensed systems in various states. Founded by two experienced natural health practitioners, who still lead product development efforts, Pure Ratios’ business is rooted in natural medicine, taking an herbalist’s approach to empower balance in the body through a combination of ancient plant medicine and the latest scientific research.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Products and Services

Pure Ratios sells a variety of CBD products, both directly to consumer, business to business, and through third party fulfilment vendors. The products include CBD patches, salves, roll-ons, and tablets containing CBD with apoptogenic mushroom ingredients. Pure Ratios produces certain base ingredients, such as the CBD plus proprietary ingredient mixtures which are then injected into the finished patches by contract manufacturers.

Pure Ratios also occasionally licenses its proprietary formulas and methods to licensed cannabis producers in other states.

Specialized Skill and Knowledge

The formulation and creation of the base CBD plus proprietary ingredient blends which form the basis for Pure Ratios’ products require specialized skills and knowledge.

Competitive Conditions

The market for CBD products is highly fragmented and competitive. To mitigate the competitiveness of the industry, Pure Ratios seeks to focus on products and segments where it can provide significant value to consumers, such as its 96-hour controlled release CBD patch.

At the start of 2020, Pure Ratios engaged a new third party marketing and fulfilment service which rapidly accelerated sales beyond the production capabilities of Pure Ratio’s then-current contract manufacturing partners. As of the date of this AIF, Pure Ratios has entered into new agreements with contract manufacturers and also worked with its existing manufacturers to increase capacity and has begun again to accelerate marketing efforts.

Components

The Pure Ratios segment utilizes certain raw materials to produce its CBD source materials, as do its contract manufacturers. These products include CBD source material, and certain herbs and other Ayurvedic ingredients which are part of Pure Ratio’s formulations. These raw materials are generally commodities and their prices are reflective of worldwide commodity prices and volatility.

Intangible Assets

Pure Ratios utilizes reservoir patch technology which is the subject of current patent applications worldwide. Additionally, Pure Ratios utilizes trade secrets and other intangible knowhow in the creation and formulation of the proprietary blend of herbs and other ingredients which are combined with CBD in its products.

Marketing channels

The Pure Ratios segment uses multiple marketing channels: (1) direct-to-consumer business, Pure Ratios utilizes its website and the organic customer relationships it has fostered; (2) for business-to-business sales to convenience stores and the like, Pure Ratios utilizes in-house salespersons; and (3) Pure Ratios further utilizes a third party marketer/fulfiller as described below. Pure Ratios further creates certain advertisements, both video and text, which describe the benefits of its products, and are generally used in its, and its third party partner’s, marketing efforts. The founder of Pure Ratios is also often a speaker at cannabis conferences, which is a further source of exposure for Pure Ratios.

Employees

As of December 31, 2019, Pure Ratios had 23 employees on staff, including two full-time consultants.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Economic Dependence

Pure Ratios creates certain of its CBD source materials, which it creates through its proprietary processes and techniques, but creation and assembly of finished goods (e.g. salves, patches, etc.) is contracted to third party contract manufacturers. Additionally, Pure Ratios contracts with an internet sales organization which advertises Pure Ratios products, and then fulfils those products as well. Pure Ratios is therefore economically dependent on such third party manufacturers, and also the third party advertising/fulfilment company.

Such relationships are generally governed by contracts which provide for fixed pricing, Pure Ratios’ ability to ensure product quality, and are mutually cancellable based on certain conditions. Pure Ratios engages with multiple contract manufacturers in order to manage the risk of any specific issues with an individual manufacturer.

4.5	Real Estate

The Company leases real estate and sells supplies to cannabis producers in Washington State.

Services

The Company, through various subsidiaries, leases two facilities in Washington State: (1) the Tumwater Facility and (2) the Elma Grow.

The Tumwater Facility is made up of two buildings, with total interior area of approximately 116,500 square feet. 9631 Lathrop Industrial Drive is purely devoted to indoor cannabis cultivation (the “Tumwater Grow”), and 9603 Lathrop Industrial Drive is devoted to processing and distribution of cannabis (i.e., weighing, packaging, extracting, creation of edibles, and otherwise creating end products which are sold to licensed cannabis retailers by NWCS, as defined below) (“Tumwater Processing”). The Tumwater Facility is currently leased to and operated by Superior Gardens, LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”), a leading Washington-State licensed cannabis producer/processor.

The Elma Grow is an approximately 60,000 square foot warehouse located at 37 Enterprise Lane, Elma, WA, which is leased from the Port of Grays Harbor under a lease which allows extension for up to 50 years from October 1, 2016. After entering into this lease, the Company improved the existing warehouse into the Elma Grow, which is a facility devoted only to indoor cannabis cultivation, like the Tumwater Grow. Management believes that the Elma Grow is superior to the Tumwater Grow, because it implements multiple design/functionality improvements which management believes will increase operator yields and improve operator costs. The Elma Grow is leased to and operated by 7Point Holdings LLC (“7Point”), a Washington State-licensed cannabis producer and processor.

Additionally, the Company sells various non-cannabis inputs, such as lighting and packaging, to NWCS and 7Poiint, and also provides flat fee consulting services related to the growing and manufacturing of cannabis, integrated pest management systems, and the like.

Specialized Skill and Knowledge

As discussed above in Production, Section 4.3, the growing and manufacturing of cannabis require specialized skill and knowledge, as does consulting regarding the same. Additionally, the design and construction of cannabis facilities requires specialized skill and knowledge. The Company, through certain of its officers and employees, believes it has an advantage over its competitors in these specialized skills due to its experience in designing and managing the construction of the Tumwater and Elma Grows, which it is applying to the in-process upgrading of the Company’s production facilities in Massachusetts and Illinois.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Competitive Conditions

The Company’s Real Estate segment is exposed to the competitive pressures which exist on the Company’s licensed facility operators, NWCS and 7Point. Washington’s cannabis market includes hundreds of licensed cannabis producer/processors and is highly competitive.

Economic Dependence

Substantially all of the Real Estate segment revenue is derived from rentals and sales to NWCS and 7Point businesses. The Company has long-term leases and other contracts in place.

4.6	Risk Factors

The Company is subject to certain risks, including, without limitation, the following

Covid-19

The coronavirus disease 2019 (COVID-19) may have a significant impact on our operations since January 2020 and could materially adversely affect our business and financial results for the remaining months of the 2020 fiscal year and beyond.

In December 2019, COVID-19 emerged in Wuhan, China, and thereafter spread to the United States. Our ability to grow, manufacture, or sell our products (both at wholesale and retail) may be damaged or disrupted due to COVID-19. This damage or disruption could result from events or factors that are impossible to predict or are beyond our control, such as government shutdowns, increase in COVID-19 cases, scarcity of personal protective equipment, disruptions at any of our major vendors or service providers, or other events resulting from COVID-19. Critically, our continued operations are dependent on being designated as “essential” businesses, or such similar government designation, which allows our facilities and/or stores to operate during the heightened public health response to COVID-19.

Our facilities and stores in all jurisdictions in which we operate remain operational, but this could change without warning by government action. We have implemented work-from-home procedures and have complied with government public health mandates with respect to our operations in order to attempt to lessen the risk of COVID-19 transmission. Our operating partners in the State of Washington, which lease our cultivation and/or manufacturing facilities, also remain operational and have implemented similar health mandates, such as temperature checks for employees.

In the first stages of public stay-at-home and similar orders, we experienced sales increases. However, we cannot and do not know if this will continue or if (i) continued COVID-19 prevalence, (ii) a protracted economic slowdown negatively affecting the financial condition of our customers, or (iii) continued or modified public health measures may eventually lead to reduced sales and revenue or cessation of operations. Further, any sustained disruption in the capital markets from the COVID-19 pandemic could negatively impact our ability to raise capital. In light of this, COVID-19 could adversely affect our business and financial results for the remaining months of the year 2020.

Chinese economic downturn or growth slowdown may harm our business by negatively impacting planned infrastructure projects.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Our business operations involve the sourcing of many critical components from China, including components necessary for planned infrastructure and other projects, including the Company’s planned infrastructure projects in Massachusetts, Illinois, and California. Office closings, travel restrictions and required quarantines implemented in China as a result of COVID-19 have caused significant slowdown of China’s production capacity, which could have a material adverse effect on our ability to source such products and therefore have a material adverse effect on our business and results of operations. If China’s production capacity continues to slow down or go into recession, we may be required to locate a new source for components or delay our planned infrastructure projects which could adversely impact our operation results.

Legal and Regulatory Risks Related to U.S. Cannabis

For a complete discussion of the U.S. legal and regulatory environment regarding cannabis, including information pursuant to Staff Notice 51-352 regarding the cannabis regulatory regimes in which the Company operates, please see Section 4.7.

The federal government has not legalized cannabis for medical or adult-use

The federal government of the United States regulates drugs through the CSA, which places controlled substances on one of five schedules. Currently, cannabis is classified as a Schedule I controlled substance. This means it has a high potential for abuse and currently has no accepted medical use in treatment in the United States. Schedule I substances are subject to production quotas imposed by the DEA. Thus, the federal government of the United States has specifically reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use cannabis even if such sale and disbursement is sanctioned by state law.

It is currently unclear whether the Trump Administration intends to enforce federal laws regarding cannabis, or which types of activities will be targeted for enforcement. A significant federal change in policy could have a material adverse effect on the business, financial, or results of operations of the Company. Additionally, the Company may experience material adverse effects from unannounced policy or other changes which result in increased scrutiny by federal authorities to cannabis companies such as itself including, but not limited to, increased antitrust scrutiny through the Hart-Scott-Rodino antitrust pre-approval process.

Cannabis remains illegal under federal law, and the federal government could bring criminal and civil charges against the Company or its investments at any time. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis-related legislation could have a material adverse effect on the business, financial condition or results of operations of the Company.

There is a substantial risk of regulatory or political change

The success of the business strategy of the Company depends on a lack of substantial civil and/or criminal enforcement by the federal government of the cannabis industry. The political environment surrounding the cannabis industry in the United States in general can be volatile and the regulatory framework in the United States remains in flux. As of the date of this Listing Statement, 33 states, Washington, D.C. and certain other U.S. territories have implemented laws and regulations to legalize and regulate the cultivation, sale, possession and use of cannabis, and additional states have pending legislation regarding the same, however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Company’s ability to successfully invest and/or participate in the selected business opportunities.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Further, there is no guarantee that at some future date, voters and/or the applicable legislative bodies will not repeal, overturn or limit any such legislation legalizing the sale, disbursement and consumption of medical or adult-use cannabis in any jurisdiction in which the Company does or intends to do business. Local and city ordinances may also more strictly limit and/or restrict cannabis in a manner that will make it extremely difficult or impossible for the Company to operate.

Banks often refuse to provide banking services to businesses involved in the cannabis industry due to the present state of the laws and regulations governing financial institutions in the United States

While some banks and credit unions have begun to service the cannabis industry, and the Company maintains multiple business accounts which it uses to operate its businesses from such institutions, the status of cannabis under federal law creates certain risks for the Company, including but not limited to: (1) certain financial institutions may refuse to transact business with the Company and/or its employees; (2) those institutions which do transact business may change their policy of doing so at any time, which could lead to the Company needing to transfer accounts on short notice; (3) banking and other fees may be higher for the Company because fewer financial institutions serve the cannabis market; (4) the Company may have difficulty maintaining an account in Canada because of its interests in U.S. cannabis; (5) certain financial products which are generally available to entities of the Company’s size and financial profile in other industries may be unavailable to cannabis companies (e.g. term or revolving bank loans), and therefore lead the Company to have a higher cost of capital.

4Front has established banking relationships with certain chartered financial institutions which provide it with requisite basic depository banking services. No guarantee or assurances can be given by the Company that it will be able to secure and/or maintain stable banking services arrangements, nor can the Company guarantee or provide assurances that it will be able to secure an alternative to traditional banking services should it not be able to secure and maintain traditional banking services with a suitable financial institution.

Lack of access to U.S. bankruptcy protections; other bankruptcy risks

Because of cannabis’ status under federal law, many courts have denied cannabis businesses bankruptcy protections. Accordingly, the Company may lack access to bankruptcy reorganization protections, and investors and/or creditors of the Company may lack the ability to use the bankruptcy process to enforce their respective interests. It is possible that the Company may need to issue equity in order to settle debt or other obligations.

The company may be subject to heightened scrutiny by Canadian authorities

Due to cannabis’ legal status under U.S. federal law, and the Company’s U.S. cannabis operations may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest or hold interests in other entities in the U.S. or any other jurisdiction, in addition to those described herein.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. For the Company’s Staff Notice 51-352 mandated disclosures, see Section 4.7 below.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized CSEs, the TMX Group, who is the owner and operator of CDS, announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., the CSE and the Toronto Stock Exchange confirming that it relies on such exchanges to review the conduct of listed issuers. The TSX MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the TSX MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the U.S.

Even though the TSX MOU indicated that there are no plans of banning the settlement of securities through the CDS, there can be no guarantee that the settlement of securities will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid until an alternative was implemented, and shareholders would have no ability to affect a trade of the SVS through the facilities of a stock exchange.

Foreign Private Issuer status

To the best of its knowledge, the Company is a Foreign Private Issuer as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The term ‘‘Foreign Private Issuer’’ is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

(b)	any one of the following:

(i)	the majority of the executive officers or directors are United States citizens or residents, or

(ii)	more than 50 percent of the assets of the issuer are located in the United States, or

(iii)	the business of the issuer is administered principally in the United States.

For purposes of determining whether more than 50% of its outstanding voting securities are held “of record” by U.S. residents, the Company must “look through” the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, and also consider any beneficial ownership reports or other information available to the issuer. It must conduct this “look through” in three jurisdictions: the United States; the Company’s home jurisdiction; and the primary trading market for the Company’s voting securities, if different from the Company’s home jurisdiction. Additionally, if the Company is not able to obtain information about the record holders’ accounts after reasonable inquiry, the Company may rely on the presumption that such accounts are held in the broker’s, dealer’s, bank’s, or nominee’s principal place of business.

In December 2016, the SEC issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding PVS and each issued and outstanding MVS is counted as one voting security and each issued and outstanding SVS is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Company anticipates that it will no longer qualify as a Foreign Private Issuer in January 2021. Should the SEC’s guidance and interpretation change, it is likely the Company will lose its Foreign Private Issuer status sooner than anticipated.

Loss of Foreign Private Issuer status

The Company believes itself to currently be a Foreign Private Issuer. If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. Further, should the Company seek to list on a securities exchange in the United States, loss of Foreign Private Issuer status may increase the cost and time required for such a listing. These increased costs may have a material adverse effect on the business, financial condition or results of operations of the Company. The Company anticipates that it will no longer qualify as a Foreign Private Issuer in January 2021.

State regulatory regimes in which the Company, and its counterparties, operate are complex and there may be severe penalties for noncompliance

State regulation of cannabis is often complex, and the Company maintains multiple staff to monitor compliance. However, it is possible that the Company makes a mistake as to the meaning of a regulation, or an employee commits an unauthorized act against company police which is nonetheless still imputed by the relevant regulator to the Company (e.g. the sale of cannabis by a retail employee to a minor). The penalties for noncompliance may be severe, including large fines and/or the suspension or limitation of the Company to do business under the license in question. Any such substantial noncompliance presents a risk of material adverse effect on the Company’s performance.

The Company’s Massachusetts subsidiary HPI has reached a conditional resolution, subject to final Massachusetts Cannabis Control Commission approval, regarding a legacy regulatory issue, which was based on events which predated the Company’s acquisition of HPI. There is a risk that such conditional resolution will not be approved and, if so, that HPI’s ability to become licensed for adult use cannabis is further delayed or eliminated entirely.

Additionally, in multiple markets, the Company enters into agreements with counterparties with necessary state licensing, such as leases, management agreements, etc. Accordingly, the Company is exposed to the risk of substantial noncompliance by the license holder in that any adverse action on such license holder may result in an adverse effect on the Company (e.g. the counterparty may be subject to a fine or revocation of license which would impair or eliminate its ability to perform its obligations to the Company). The Company continually monitors such counterparties’ compliance with state law, but it cannot guarantee such compliance.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Also, regulator positions may change, which may have the effect of making arrangements or practices which had been accepted as permissible no longer so. The Company’s operating tenant in Tumwater, Washington (Superior Gardens LLC, “Superior Gardens”), received administrative violation notices in which the Washington Liquor and Cannabis Board charged that it had violated certain regulations. Superior Gardens has informed the Company that it believes the notices are meritless and intends to appeal such notices through the due process rights afforded to it. Superior Gardens continues to day-to-day operations as before. Should Superior Gardens be unsuccessful, a potential outcome is that its cannabis license is revoked, and such an event would be expected to have a material adverse effect on the financial, business, and results of operations of the Company.

Lastly, the Company’s operations in California may fail to gain necessary state and/or local licensure.

There may be unknown additional regulatory changes, fees and taxes that may be assessed in the future

The Company is aware that multiple states in the United States are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could change the net income and return on the Company’s investments and/or participation in the selected business opportunities. Additionally, there could be future regulatory or legislative changes which increase the amount of available cannabis licenses in jurisdictions in which the Company has operations, which could have the effect of increasing competition.

The Company may not be able to secure its payment and other contractual rights with liens on the inventory or licenses of its clients and contracting parties

In general, the laws of the various states that have legalized cannabis sale and cultivation do not expressly or impliedly allow for the pledge of inventory containing cannabis as collateral for the benefit of third parties, such as the Company, that do not possess the requisite licenses and entitlements to cultivate, sell, or possess cannabis pursuant to the applicable state law. Likewise, the laws of those states generally do not allow for transfer of the licenses and entitlements to sell or cultivate cannabis to third parties that have not been granted such licenses and entitlements by the applicable state agency. The inability of the Company and the Subsidiaries to secure its payment and other contractual rights with liens on the inventory and licenses of its clients and contracting parties increases the risk of loss resulting from breaches of the applicable agreements by the contracting parties, which, in turn, could have a material adverse effect on the business, financial condition or results of operations of the Company.

Delays in enactment of new state or federal regulations could restrict the ability of the Company to reach strategic growth targets and lower return on investor capital

The strategic growth strategy of the Company is reliant upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use cannabis. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex, legal, regulatory, and legislative proceedings will affect the business and growth of the Company.

Limited trademark protection

The Company will not be able to register any U.S. federal trademarks for their cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is illegal under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect their cannabis product trademarks beyond the geographic areas in which they conduct business for cannabis products, although trade or service marks may be available for related/ancillary activities. Inability to so register could impair or increase the cost of any necessary trademark enforcement by the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

There is a risk of high bonding and insurance costs

Although it will vary from state to state in the United States, there is risk that some or all of the state regulatory agencies will begin requiring entities and individuals engaged in certain aspects of the business or industry of legal cannabis to post a bond when applying for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. This risk may not be relevant to all aspects of the business or industry of legal cannabis, however, as this industry is relatively new, the Company does not have definitive information or enough information to date to completely quantify what such a figure could or would be. It remains an unknown cost that could have a negative impact on the ultimate success of the Company and/or the Company’s participation in the business opportunities ultimately selected.

Investors in the Company and the Company’s directors, officers and employees may be subject to entry bans into the United States

Because cannabis remains illegal under United States federal law, those who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with cannabis U.S. businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada (such as the Company), who are not United States citizens face the risk of being barred from entry into the United States for life. As described above, on October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

Inconsistent public opinion and perception of the medical and adult-use use cannabis industry hinders market growth and state adoption

Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general). Inconsistent public opinion and perception of the medical and adult-use cannabis may hinder growth and state adoption which could have a material adverse effect on the business, financial condition or results of operations of the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The inability of the Company to respond to the changing regulatory landscape could harm its business

The medical and adult-use cannabis industry is subject to significant regulatory change at both the state and federal level in the United States. If the Company is unable to respond appropriately to these changing federal and state regulations, it may not be successful in capturing significant market share.

Reliable data on the medical and adult-use cannabis industry is not available

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industry, the market data available is limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team members as of the date of this Listing Statement.

There are general regulatory and political risks that may have a material effect on the Company

The operations of the businesses of the Company, as well as the operations of the business enterprises in which the Company makes investments, may be subject to various U.S. federal, state and local statutes, ordinances, rules and regulations, including, among others, zoning and land use ordinances, building, plumbing and electrical codes, contractors’ licensing laws and health and safety regulations and laws. Various localities have imposed (or may in the future impose) fees to fund, among other things, schools, road improvements and low and moderate income housing. Additionally, various localities have proposed or enacted additional initiatives restricting the growth and expansion of cannabis dispensaries and cultivation facilities. There are no assurances that these general regulatory issues will not have a material adverse effect on the business, financial condition or results of operations of the Company. The Company is additionally exposed to the risk of changes in import laws or duties because certain of its raw materials, such as vapor cartridges, are sourced internationally.

Business and Operational Risks

Operational Risks

The Company is exposed to certain business and operating risks which, if any one of which were to become a reality, could be expected to have a material adverse effect on the Company’s business, operations and/or financial position.

Specific examples of such risks include:

•	The expected continued increase in production of cannabis products from the implementation of Cannex production techniques at HPI in Worcester MA, and in Illinois may not occur.

•	The recent addition of a new marketing partner and increased production and sales of CBD products from Pure Ratios may not achieve the expected results.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

•	The expected increase in sales in Massachusetts and Illinois when the Company receives licenses to sell in the adult use market may not materialize.

•

The Company’s production could be shut down for reasons such as testing detecting illegal pesticides, vape bans, state-wide issues with transmitting required information, and public health responses to COVID-19.

•

The Company may not be able to purchase inventory for its dispensaries in markets which are supply constrained and in which they Company does not have production assets or cannot generate sufficient production to satisfy its retail needs.

•

Wholesale prices may decrease in Washington state, which could cause the Company’s Washington tenants to be unable to pay their obligations to the Company. The cost of wholesale products purchased from third parties in Massachusetts, Illinois, California, and Michigan may increase and thus reduce the Company’s profits.

The Company’s projections are based upon the occurrence of certain anticipated events

This AIF contains projections and forward-looking statements about the operations of the Company, including projections regarding the cost and timelines to complete business objectives and the anticipated growth of the business and its products. Such projections include, but are not limited to: the costs and timelines to expand warehouse and production facilities, construction costs and timelines for completion of construction, the cost to open and operate dispensaries and the timelines for opening and operating, the costs to obtain cannabis licenses and timeline for receipt of approvals from particular states, expectations regarding the availability of additional applications for cannabis licenses from various states and expectations regarding yield of products.

Projections in this AIF are based on management’s best estimates and the assumptions set out herein. Projections, by their nature, are subject to uncertainty and reliance should not be made on any projection. If projections are incorrect or the actual operations of the Company differ materially from management’s estimates, it could have a material adverse effect on the business, financial condition and results of operations of the Company.

In March 2020, the Company formally suspended its previously issued guidance regarding 2020 and 2021 financial targets in light of the continuing uncertainty regarding the COVID-19 epidemic (see above).

The cannabis industry presents substantial risks and uncertainty.

The business of the Company and the other businesses in which the Company will invest will be engaged directly or indirectly in business within the medical and adult-use cannabis industry in the United States. The relatively new development of the medical and adult-use cannabis industry nationally presents numerous and material risks. Many of these risks are not inherent in other developing or mature industries. Many of the risks are unknown, as are their potential consequences.

The risks range from the potential catastrophic collapse of the medical and adult-use cannabis industry nationally or in the states in which the Company conducts business or makes investments that might result from changes in laws or the enforcement of existing laws to the failure of individual businesses that might result from volatile market conditions that sometime accompany the development of new markets and industries. Additionally, the medical and adult-use cannabis industry is characterized by fragmented markets, immature companies, inexperienced managers lacking conventional business and financial discipline, a lack of well- known brands, an absence of industry and product standards, ever-shifting legal landscapes with multiple frameworks (from state to state), rapidly shifting public opinion, and a scarcity of capital.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Company may be involved in litigation in the future for the recovery of certain sums owed to it pursuant to legacy consulting agreements

The Company has previously been involved in litigation to enforce its rights under legacy consulting agreements entered into by a Subsidiary of the Company pursuant to which generally the Subsidiary assisted an applicant in obtaining a cannabis license in exchange for a permanent royalty on revenue generated by that license, and may seek to do so in the future.. Litigation can be costly, and if ultimately unsuccessful, the Company may be negatively impacted and may result in an adverse effect on the financial condition of the Company.

Regulators may not allow the Company to complete planned divestures subject to regulator approval

Transfer of cannabis licenses generally require the approval of state regulators. Regulators may choose to not grant such approvals in the case of the Company’s definitive, but not yet closed, divestments of its assets in Maryland and Arkansas, or elsewhere should the Company continue to divest any operations. While the Company may appeal such denials, there is a risk that announced divestures do not close, do not close in a timely manner, or require the Company to spend significant legal fees in order to sell.

Ability to manage future growth

The ability to achieve desired growth will depend on the Company’s ability to identify, evaluate and successfully negotiate investment opportunities with target companies. Achieving this objective in a cost-effective manner will be a product of the Company’s sourcing capabilities, the management of the investment process, the ability to provide capital on terms that are attractive to target companies and the Company’s access to financing on acceptable terms. Failure to effectively manage any future growth and successfully negotiate suitable investments could have a material adverse effect on the business, financial condition or results of operations of the Company.

Lending activities

In connection with certain agreements with parties that hold cannabis licenses, 4Front may also act as lender to such parties. Certain of these loans are unsecured, which places 4Front at a greater risk of not receiving repayment or the value thereof. Even for loans that are secured, there is a risk that other lenders may have priority interest to 4Front or that the assets of the borrower may be insufficient to satisfy the loan. In addition, 4Front may have difficulty putting liens on the assets of a borrower, as the major asset is generally the cannabis license which is not transferrable pursuant to state law. Any inability of a borrower to repay a loan or of 4Front to realize the value of secured assets could have a material adverse effect on the business, financial condition or results of operations of the Company.

Enforceability of contracts

Since cannabis is illegal at a federal level, judges in multiple U.S. states have on several occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. Therefore, there is uncertainty that the Company will be able to legally enforce its agreements, including agreements material to the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Company will rely to a great extent on the expertise of the Company Board and officers, and any departures may impair the Company’s businesses and investments.

The successful ongoing operation of the Company requires substantial expertise. The Company Board will have exclusive authority to make decisions and to exercise investment acquisition discretion on behalf of the Company. The success of the Company will depend to a great extent upon the expertise of the Company Board and officers. The loss of the services of any member of the Company Board or one or more of the officers could have a material adverse effect on the business, financial condition or results of operations of the Company.

Security risks

During civil unrest in Chicago, Illinois, one of the Company’s retail locations was burglarized and sustained a significant amount of property damage in May 2019. The business premises of the Company’s operating locations may be further targets for theft. While the Company has implemented security measures at each location and continue to monitor and improve their security measures, their cultivation, production and dispensary facilities could be subject to break-ins, robberies and other breaches in security. Security breaches which result in the loss of cannabis plants, cannabis oils, cannabis flowers and/or cultivation and production equipment could have a material adverse effect on the business, financial condition or results of operations of the Company.

Because of the relative lack of credit/debit card payment providers and transactions in the cannabis industry, the Company’s retail dispensaries handle of those their sales in cash, and large cash balances may build up at any given retailer depending on time of day/week and sales volume. There is a risk of theft or robbery during the transport of cash to one of the Company’s banks. While the Company has taken steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

There are risks associated with well-capitalized entrants developing large-scale operations.

As the cannabis industry has rapidly matured, there now exist multiple large cannabis companies with presences in many states, including jurisdictions in which the Company operates. Such companies may have better access to and/or lower cost of financing, which could put the Company at a disadvantage.

The Company is fairly described as an early stage business enterprise.

The Company is still in the start-up stage business with largely unprofitable operations. The likelihood of the Company’s success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, the development of new strategy and the competitive environment in which the Company operates. It is possible that the Company will incur substantial losses in the future. There is no guarantee that the Company will be profitable.

Risks inherent in an agricultural business

Medical and adult-use cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors or in green houses under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s, or its operating tenants or counterparties’, products and, consequentially, on the business, financial condition or results of operations of the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Company may be subject to significant competition.

A number of other companies engage in, and could engage in, a business similar to the business of the Company, operate businesses in competition with the Company and purchase assets or make investments that the Company also seeks to purchase or make. This competition may increase the price the Company must pay for the assets or make it more difficult for the Company to operate at a profit and to purchase assets. The inability to operate at a profit and acquire assets on terms favorable to the Company may adversely impact the revenue stream that the Company anticipates to receive and, thus, adversely impact the ability of the Company to pay distributions.

If the number of users of medical cannabis in Canada and the United States increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. In addition, the Company expects to face competition from new entrants due to the early stage of the industry in which the Company operates. To be competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company also faces competition from illegal dispensaries and the black market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers, that the Company is prohibited from offering to individuals as they are not currently permitted by U.S. state law. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and/or have a material adverse effect on the perception of cannabis use. Any or all these events could have a material adverse effect on the company’s business, financial condition and results of operations.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken, and continues to undertake, a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Company under Canadian securities law, the Company cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and materially adversely affect the trading price of the SVS

Potential disclosure of personal information to government or regulatory entities

The Company owns, manages, and/or provides goods or services to various U.S. state-licensed cannabis operations. Acquiring even a minimal and/or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose investors’ personal information. While these requirements vary by jurisdiction, some require interest holders to apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other documents and information. Some states require disclosures of directors, officers and holders of more than a certain percentage of equity of the applicant. While certain states include exceptions for investments in publicly traded entities, not all states do so, and some such exceptions are confined to companies traded on a U.S. securities exchange. If these regulations were to extend to the Company, investors would be required to comply with such regulations, or face the possibility that the relevant cannabis license could be revoked or cancelled by the state licensing authority.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Regulatory approval of Om of Medicine LLC acquisition and Maryland/Arkansas divestments is not certain

The regulatory approval of the cannabis license ownership transfer from Om of Medicine LLC (“Om”) to the Company is subject to certain conditions, including but not limited to regulator approval which has not yet been received. In addition, the divestments of certain assets of the Company, such as certain licensed entities in Maryland and Arkansas are subject to approval of the new corporate owner by the regulator as a condition of closing such divestment (together with the acquisition of Om, the “Transactions”). Such approval may be delayed or not achieved, and the transactions are subject to certain conditions, many of which are outside of the control of the Company, and there can be no assurance that the Transactions will be completed, on a timely basis or at all. If the proposed Transactions do not achieve approval, or close for any other reason, the ongoing business of the Company may be adversely affected and, without realizing any of the benefits of having completed such transactions, the Company will be subject to a number of risks, including, without limitation, the Company may experience negative reactions from the financial markets, including negative impacts on the Company’s stock price, in the case of a proposed acquisition, the Company will need to find an alternative use of any proceeds earmarked for such proposed acquisitions, in the case of a proposed divestment, the Company will not receive the anticipated proceeds of such disposition and accordingly may not be able to execute on other business opportunities for which such proceeds have been earmarked, and matters relating to the proposed acquisitions and dispositions will require substantial commitments of time and resources by management of the Company, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to the Company.

If the proposed Transactions is not completed, the risks described above may materialize and they may have a material adverse effect on the business, financial condition or results of operations of the Company.

Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures for realizing the benefit from cannabis licenses that could result in materially detrimental consequences to the Company

The Company realizes, and will continue to realize, the benefits from cannabis licenses pursuant to a number of different structures, depending on the regulatory requirements from state-to-state, including realizing the economic benefit of cannabis licenses through management and similar agreements. Such agreements are often required to comply with applicable laws and regulations or are in response to perceived risks that the Company determines warrant such arrangements.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The foregoing structures present various risks to the Company, including but not limited to the following risks, each of which could have a material adverse effect on the business, financial condition and results of operations of the Company:

•

A governmental body or regulatory entity may determine that these structures are in violation of a legal or regulatory requirements or change such legal or regulatory requirements such that an agreement the Company is currently party to violates such requirements (where it had not in the past).

•

There could be a material and adverse impact on the revenue stream the Company intends to receive from or on account of cannabis licenses (as the Company is not the license holder, and therefore any economic benefit is received pursuant to a contractual arrangement) if agreements are later held to be invalid.

•	These structures could potentially result in the funds being invested by the Company being used for unintended purposes, such as to fund litigation.

•

If a management agreement or similar structure is in place, the Company is not the license holder of the applicable state-issued cannabis license, and therefore, only has contractual rights in respect of any interest in any such license. If the license holder fails to adhere to its contractual agreement with the Company, or if the license holder makes, or omits to make, decisions in respect of the license that the Company disagrees with, the Company will only have contractual recourse and may not have recourse to any regulatory authority.

•	The license holder may renege on its obligation to pay fees and other compensation pursuant to, or violate other provisions, of these agreements.

•

The license holder’s acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary and/or cultivation license, thus jeopardizing the status and economic value of the license holder (and, by extension, the Company).

•	In the case of a management agreement, the license holder may terminate the agreement if any loan owing to the Company is paid back in full and the license holder is able to pay a break fee.

•	The license holder may attempt to terminate the agreements in violation of their express terms.

In any or all of the above situations, it would be difficult and expensive for the Company to protect its rights through litigation, arbitration, or similar proceedings.

Investments may be pre-revenue

The Company may make investments in companies with no significant sources of operating cash flow and no revenue from operations. The Company’s investments in such companies are subject to risks and uncertainties that new companies with no operating history may face. In particular, there is a risk that the Company’s investment in these pre-revenue companies will not be able to meet anticipated revenue targets or generate no revenue at all. The risk is that underperforming pre-revenue companies may lead to these businesses failing which could have a material adverse effect on the business, financial condition or results of operations of the Company.

Enforceability of judgments against foreign Subsidiaries

Certain of the Company’s subsidiaries are organized under the laws of various U.S. states. All of the assets of these entities are located outside of Canada and certain of the experts retained by the Company or its affiliates are residents of countries other than Canada. As a result, it may be difficult or impossible for shareholders of the Company to effect service within Canada upon such persons, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws or otherwise. There is some doubt as to the enforceability in the U.S. by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws or otherwise. A court in the U.S. may refuse to hear a claim based on a violation of Canadian provincial securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in the U.S. agrees to hear a claim, it may determine that the local law in the U.S., and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law in such circumstances.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Results of future clinical research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Further, the Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity.

Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the business, financial condition or results of operations of the Company. There is no assurance that such adverse publicity reports or other media attention will not arise.

Environmental risk and regulation

The operations of the Company are subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not have a material adverse effect on the business, financial condition or results of operations of the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

If the products are approved, there is a risk that any federal, state, provincial and/or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise. If any of the Company’s products are not approved or any existing approvals are rescinded, it may have a material adverse effect on the business, financial condition or results of operations of the Company.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Subsidiaries may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development, and could have a material adverse effect on the business, financial condition or results of operations of the Company.

Product liability

Certain of the Company’s subsidiaries manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from consumption of cannabis products alone or in combination with other medications or substances could occur. Although the Company has quality control procedures in place, the Company may be subject to various product liability claims, including, among others, that the products produced by the Company, or the products purchased by the Company from third party licensed producers, caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action could result in increased costs, could adversely affect the reputation of the Company, and could have a material adverse effect on the business, financial condition or results of operations of the Company. There can be no assurances that product liability insurance will be obtained or maintained on acceptable terms or with adequate coverage against potential liabilities.

Product recalls

Despite the Company’s quality control procedures, cultivators, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company, or any of the products purchased by the Company from a third party licensed producer, are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall and may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. Additionally, if one of the its products, or one of the products purchased by the Company from a third-party licensed producer, were subject to recall, the image of that product and potentially the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Company or purchased from a third party producer and could have a material adverse effect on the business, financial condition or results of operations of the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Reliance on key inputs

The cultivation, extraction and production of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a material adverse effect on the business, financial condition or results of operations of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant Subsidiary might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a material adverse effect on the business, financial condition or results of operations of the Company.

In addition, medical cannabis growing operations consume considerable energy, making the Subsidiaries vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Subsidiaries and their ability to operate profitably which may, in turn, adversely impact the Company.

Reliance on senior management

The success of the Company will depend on the abilities, experience, efforts and industry knowledge of senior management and other key employees of the Company including certain of the Key Shareholders. The Company cannot assure the continued services of such employees, even if it were to enter into employment agreements. If one or more of its executive officers of the Company were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. The long-term loss of the services of any key personnel could have a material adverse effect on business, financial condition, results of operations or prospects. In addition, if any of the executive officers or Key Shareholders of the Company joins a competitor or forms a competing company, the Company may lose not only know-how, but other key professionals and staff members and such competition will gain an advantage.

Management of growth

As the Company grows, the Company will also be required to hire, train, supervise and manage new employees. The Company may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations. Failure to effectively manage any future growth could have a material adverse effect on the business, financial condition or results of operations of the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Fraudulent or illegal activity by employees, contractors, and consultants

The Company is exposed to the risk that any of its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Company, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Company, any of which could have a material adverse effect on the business, financial condition or results of operations of the Company.

Intellectual property

The success of the Company will depend, in part, on its ability to maintain and enhance trade secret protection over their existing and potential proprietary techniques and processes. The Company may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Company to adequately maintain and enhance protection over their proprietary techniques and processes, as well as over 4Front’s unregistered intellectual property could have a material adverse effect on the business, financial condition or results of operations of the Company.

Operational risks

The Company may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures, changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, dispensary facilities, grow facilities and extraction facilities, personal injury or death, environmental damage, or have an adverse impact on the Company’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have a material adverse effect on the business, financial condition or results of operations of the Company. This lack of insurance coverage could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company will continuously monitor its operations for quality control and safety. However, there are no assurances that the Company’s safety procedures will always prevent such damages and the Company may be affected by liability or sustain loss in respect of certain risks and hazards. Although the Company will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover its liabilities. In addition, there can be no assurance that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable. The Company may elect not to insure against certain risks due to cost of or ease of procuring such insurance. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits then maintained by the Company, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on the business, financial condition or results of operations of the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Lack of control over operations of investments

Although it is the intent of the Company to maintain control or superior rights, the Company may co-invest in the future with certain strategic investors or third parties. In these circumstances certain risks can arise. In such cases, the Company may rely on its investment partners to execute on their business plans and produce medical and/or recreational cannabis products. The operators of such entities in which the Company does not have a controlling interest may have a significant influence over the results of operations of the Company’s investments. Further, the interests of the Company and any co-owners or co-ventures may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may, (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations.

In addition, payments may flow through such entities over which the Company does not exercise control and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which the Company is entitled may have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, the Company must rely, in part, on the accuracy and timeliness of the information it receives from such entities, and uses such information in its analyses, forecasts and assessments relating to its own business. If the information provided by such entities over which the Company does not exercise control to 4Front contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

The Company may be subject to risks associated with financial leverage

The Company may incur debt, above and beyond any debt already incurred. As funds are borrowed, such financing will increase the risk of an investment in the Company’s equity because debt service increases the expense of operation of the Company. In addition, lenders may require restrictions on future borrowing, distributions and operating policies. The Company’s ability to meet its debt obligations will depend upon the Company’s future performance and will be subject to financial, business and other factors affecting the Company’s business and operations, including general economic conditions. There are no assurances that the Company will be able to meet its debt obligations. Additionally, there are no assurances that the Company will be able to repay or refinance its existing debt at maturity.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Market, Securities and Other Risks

Holders of Multiple Voting Shares will have voting control of the Company

As the holders of MVS, PVS, and/or SVS, Messrs. Joshua Rosen, Trevor Pratte, Karl Chowscano, Andrew Thut, and Kris Krane (the “Key Shareholders”) exercise in the aggregate approximately 73% of the voting power in respect of the Company’s outstanding shares. As a result, the Key Shareholders are expected to have the ability to control the outcome of all matters submitted to the Company’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of the assets of the Company.

The concentrated control through the MVS could delay, defer, or prevent a change of control of the Company, arrangement involving the Company or sale of all or substantially all of the assets of the Company that its other shareholders support. Conversely, this concentrated control could allow the holders of MVS to consummate such a transaction that the Company’s other shareholders do not support. In addition, the holders of MVS may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.

As a board members and/or officers, Messrs. Rosen, Thut, Chowscano and Krane owe a fiduciary duty to the Company’s shareholders and will be obligated to act honestly and in good faith with a view to the best interests of the Company. As shareholders, even controlling shareholders, the Key Shareholders will be entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of the Company or the other shareholders of the Company.

Additional Financing

Although the Company has recently raised additional debt capital, divested assets, and significantly cut expenses, the Company may require additional equity and/or debt financing in order to achieve positive cashflow from operations and/or to repay its long term liabilities when they are due. If the Company is required to access capital markets to carry out its development objectives, the state of domestic and international capital markets and other financial systems could affect the Company’s access to, and cost of, capital. There can be no assurance that additional financing will be available to the Company when needed or on terms that are commercially viable. The Company’s inability to secure financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company may issue securities to finance its activities. If additional funds are raised through issuances of equity or convertible debt securities, the ownership interest of existing shareholders may be diluted and some or all of the Company’s financial measures on a per share basis could be reduced, as the Company’s intention to issue additional equity securities becomes publicly known, the Company’s share price may be materially adversely affected. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

On November 21, 2018, Cannex and Cannex Holdings entered into the GGP SPA with GGP, pursuant to which Cannex issued to GGP the Cannex GGP Notes, and transferable share purchase warrants, which securities were exchanged for securities in the Company in connection with the completion of the Business Combination. The holders of the Company Notes currently are owed approximately $32,000,000 in aggregate principal amount, plus any accrued and unpaid interest. The Company Notes each become due on November 21, 2021. There is no guarantee that the Company will have funds sufficient at that time to repay the such notes if the note holders elect not to convert the Company Notes in accordance with the procedures contained therein. If the Company is unable to repay its debts, it may need to file for bankruptcy protection, which will negatively impact the Company’s ability to repay any capital to its shareholders, which could have a material adverse effect on the business, financial condition or results of operations of the Company.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Company faces potential conflicts of interest

The Company’s operations may present potential conflicts of interest, including, but not limited to, the following:

(1)

Other Personal Investments. Certain members of the Company Board and certain officers serve in advisory capacities to businesses engaged in the cannabis industry and have equity interests in a business engaged in various aspects of the cannabis industry.

(2)

Time Commitment. The officers will be employed on a full-time basis with the Company and will devote substantially all of their business time to the Company’s affairs. The Company Board and the officers may spend a portion of their personal time managing other business endeavors, subject to the condition that such personal time not interfere with their respective duties to the Company.

Price volatility of publicly traded securities

In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price of the Subordinate Voting Shares will not occur. The market price of the Subordinate Voting Shares could be subject to significant fluctuations in response to variations in quarterly and annual operating results, the results of any public announcements the Company makes, general economic conditions, and other factors. Increased levels of volatility and resulting market turmoil may adversely impact the price of the SVS.

Dividends

Holders of the Company’s Shares will not have a right to dividends on such shares unless declared by the Company Board. No dividends were paid in the past, and it is not anticipated that the Company will pay any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The declaration of dividends is at the discretion of the Company Board, even if the Company has sufficient funds, net of its liabilities, to pay such dividends, and the declaration of any dividend will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Company Board.

Certain Tax Risks

THE FOLLOWING IS A DISCUSSION OF CERTAIN MATERIAL TAX RISKS ASSOCIATED WITH THE ACQUISITION AND OWNERSHIP OF SVS. THIS AIF DOES NOT DISCUSS RISKS ASSOCIATED WITH ANY APPLICABLE STATE, LOCAL, OR FOREIGN TAX LAWS. THE TAX RELATED INFORMATION IN THIS AIF DOES NOT CONSTITUTE TAX ADVICE AND IS FOR INFORMATIONAL PURPOSES ONLY. FOR ADVICE ON TAX LAWS APPLICABLE TO A SHAREHOLDER’S INDIVIDUAL TAX SITUATIONS, SHAREHOLDERS SHOULD SEEK THE ADVICE OF THEIR TAX ADVISORS. NO REPRESENTATION OR WARRANTY OF ANY KIND IS MADE BY THE COMPANY OR ANY OF ITS SHAREHOLDERS OF THE COMPANY BOARD, ITS OFFICERS, ITS LEGAL COUNSEL, OR ITS OTHER AGENTS AND AFFILIATES WITH RESPECT TO THE ACCEPTANCE BY THE IRS OF THE TAX TREATMENT OF THE SUBORDINATE VOTING SHARES BY THE COMPANY. EACH PROSPECTIVE SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES ARISING FROM THE PURCHASE OF THE SUBORDINATE VOTING SHARES OFFERED HEREBY.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

NOTE: Any of these risks or uncertainties could have a material adverse effect on the business, financial condition or results of operations of the Company, and impair its ability to satisfy its obligations with respect to the SVS. The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the SVS Shareholders should read this entire AIF and the accompanying documents and consult with their own advisors before deciding whether to invest in the SVS.

United States Tax classification of the Company

Although the Company is and will continue to be a Canadian corporation, the Company is treated as a United States corporation for United States federal income tax purposes under section 7874 of the Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the Code, to be treated as being resident of Canada under the Tax Act. As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on the business, financial condition or results of operations of the Company.

It is unlikely that the Company will pay any dividends in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of Subordinate Voting Shares.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

4Front is treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Company’s non-U.S. holders of the Company Shares upon a disposition of SVS generally depends on whether the Company is classified as a United States real property holding corporation (a “USRPHC”) under the Code. The Company believes that it is not currently, and has never been, a USRPHC. However, the Company has not sought and does not intend to seek formal confirmation of its status as a non-USRPHC from the IRS. If the Company ultimately is determined by the IRS to constitute a USRPHC, its non-U.S. holders of the Company Shares may be subject to U.S. federal income tax on any gain associated with the disposition of the Subordinate Voting Shares.

The application of Section 280E of the Code substantially limits the Company’s ability to deduct certain expenses.

Pursuant to Section 280E of the Code, the ability of any business involved in any trade or business consisting of the trafficking in controlled substances within the meaning of Schedule I and II of the CSA which is prohibited by federal law to take certain deduction is severely limited. Cannabis is currently a controlled substance within the meaning of Schedule I of the CSA. As a result, the taxable income of the Company is likely to exceed its actual profits.

Changes in tax laws may affect the operations of the Company and the taxation of the interest to shareholders.

The U.S. federal income tax treatment presently in effect with respect to the ownership of an interest in an entity which is involved in a cannabis-related business is a factor in evaluating an investment in the Company. There can be no assurance that the U.S. federal income tax treatment of an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the shareholders.

4.7	Required Disclosure Pursuant to CSA Staff Notice 51-352

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Cannabis-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. As a result of the Company’s operations in the United States, the Company is subject to Staff Notice 51-352.

In accordance with Staff Notice 51-352, the Company will evaluate, monitor, and reassess the disclosure contained herein and any related risks on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding cannabis regulation. As a result of the Company’s investments and/or ownership of certain U.S. entities as set forth herein, the Company is subject to Staff Notice 51-352 and accordingly provides the following disclosure.

Operations

As at December 31, 2019, the Company operated in the United States as more specifically described below.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

State	Primary Cannabis Regulator(s)	Direct, Indirect, or Ancillary Involvement in the U.S. Cannabis Industry Per Staff Notice 51-352	Currently Operational?	Brief Description of Operations
Illinois	Dispensary: Illinois Department of Public Health Cultivation: Illinois Department of Agriculture	Direct	Yes	Beneficial owner of 1 dispensary license and 1 cultivation/production license

Massachusetts	Massachusetts Cannabis Control Commission	Direct and Indirect	Yes	Owner of license that allows for 3 dispensary locations and up to 3 cultivation and production facilities. Management services provider to additional licensees

Michigan	Michigan Department of Licensing and Regulatory Affairs	Direct	Yes	Owner of entity which holds a dispensary license. The Company expects formal approval by state regulators to occur in 2020.

California	Manufacturing: California Department of Public Health Distribution: California Department of Consumer Affairs, Bureau of Cannabis Control	Direct and Ancillary	No – Direct Yes – Ancillary

Direct: The Company owns a subsidiary which holds a temporary state cannabis manufacturing and distribution license. However, as disclosed on March 30, 2020, the Company has halted construction on the subsidiary’s facility, and does not expect to restart construction until Q1 2021

Ancillary: The Company’s subsidiary, Pure Ratios Holdings Inc., is engaged in the sale of hemp products, and also the licensing of certain intellectual property to entities which are directly involved in various state cannabis operations.

Washington	Washington Liquor and Cannabis Board	Ancillary	Yes	Landlord and packaging supplier to cultivation and production licensees.

Divested Operations

Maryland	Maryland Medical Cannabis Commission	Direct and Indirect	Yes

As disclosed on May 1, 2020, the Company has signed a definitive agreement to divest of its Maryland assets, including owned licenses and management service providers to non-owned licensees. Final Transfer is awaiting regulatory approval.

Pennsylvania	Pennsylvania Department of Health	Direct	Yes	As disclosed May 1, 2020, the Company has divested of its Pennsylvania cannabis assets.

Arizona	Arizona Department of Health	Direct	Yes	As disclosed on March 30, 2020, the Company has divested of its Arizona cannabis assets.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Arkansas	Arkansas Department of Health Services	Direct and Indirect	Yes	As disclosed on January 30, 2020, the Company has signed definitive agreements and is in the process of divesting its Arkansas cannabis assets.
Potential Future Licenses

New Jersey	New Jersey Department of Health	Direct	No	Intend to pursue a medical and/or recreational cannabis license if/when a licensing window re-opens.

Ohio	Cultivation: Ohio Department of Commerce	Direct	No	The Company is currently contesting the denial of a cultivation license by the Ohio Department of Health.

Regulatory Overview

In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently involved directly, indirectly, or through ancillary businesses. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and promptly disclosed to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

Regulation of Cannabis in the United States

The United States federal government regulates drugs through the CSA, 21 U.S.C. § 811, which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. With the limited exception of the FDA approving the use of cannabis-derived CBD to treat specific forms of epilepsy, the FDA has not approved cannabis as a safe and effective drug for any indication.

Unlike in Canada which has federal legislation governing the cultivation, distribution, sale and possession of medical cannabis, cannabis is largely regulated at the state level in the United States.

State laws regulating cannabis are in direct conflict with the federal CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s activities are compliant with applicable United States state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against 4Front.

Regulation of Industrial Hemp in the United States Federally

On December 20, 2018, the Agricultural Improvement Act of 2018 (commonly known as the “2018 Farm Bill”) was signed into law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.”

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The 2018 Farm Bill did not legalize CBD derived from “marijuana” (as such term is defined in the CSA), which is and remains a Schedule I controlled substance under the CSA. The U.S. Department of Agriculture (“USDA”) is responsible for promulgating regulations under the 2018 Farm Bill. Pursuant to the 2018 Farm Bill, U.S. territories and tribal governments may adopt their own regulatory plans for hemp production even if more restrictive than federal regulations so long as they meet minimum federal standards approved by the USDA. Those territories or tribal governments which choose not to adopt their own hemp production regulations will be governed by USDA regulations.

On October 31, 2019, the USDA issued an interim final ruling governing domestic production of hemp under the 2018 Farm Bill which establishes the U.S. Domestic Hemp Production Program and opening a 60-day public comment period. The interim rule will be effective through November 1, 2021, when the USDA may adopt permanent regulations. The interim rules outline various USDA requirements for state and tribal hemp programs and provide for a process of state/tribal hemp production plan submission and USDA approval/rejection within 60 days of such submission. There can be no assurances regarding any plan’s acceptance, and the final rulemaking may potentially be delayed. While regulations are finalized and plans are being submitted, the provisions of the 2014 Farm Bill remain in effect until on or about October 31, 2021 for any hemp which has been, is, or will be cultivated.

The 2018 Farm Bill also preserved the U.S. Food and Drug Administration’s (“FDA”) authority to the introduction of hemp and compounds derived from it, such as CBD, in foods, beverages, cosmetics, and dietary supplements. The FDA is expected to engage in rulemaking on this subject but has not done so and there can be no assurances on the timing or content of such rulemaking.

The Regulatory Landscape on a U.S. State Level

Illinois

The table below lists the licenses beneficially owned by the Company. For more information, see 4Front’s Listing Statement, Form 2A, Section 4 “Narrative Description of the Business – General Business of the Company – General Business of 4Front – Mission,” available at www.thecse.com:

Holding Entity	Percentage Owned	License Number	City	Description
Illinois Grown Medicine	100%	1504160768	Elk Grove	Cultivation
Mission Illinois	100%	DISP.000053	Chicago	Dispensary

Legislative History

The Compassionate Use of Medical Cannabis Pilot Program Act (the “IL Act”) was signed into law in August 2013 and took effect on January 1, 2014. The IL Act provides medical cannabis access to registered patients who suffer from a list of over 52 medical conditions including epilepsy, cancer, HIV/AIDS, Crohn’s disease and post-traumatic stress disorder. Senate Bill 336, the Alternative to Opioids Act, was signed into law August 28, 2018. Major provisions of the law included adding a temporary access for patients that are prescribed opioids, removing the requirement that patients undergo fingerprinting and FBI background checks to be approved, and allowing people being prescribed medical cannabis can now complete an online application with a doctor’s authorization to get a provisional registration to buy medical cannabis while they wait for the state to make a final review. After taking effect in 2019, these changes brought with it a 117% increase in the number of patients enrolled in the medical program. As of May 4th, 2020, approximately 113,458 patients were registered under the IL Act and were qualified to purchase cannabis and cannabis products from registered dispensaries. The program is expected to remain in a pilot stage through July 2020, at which point the IL Act will be re-evaluated for future implementation.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Illinois newly elected Democratic Governor J. B. Pritzker campaigned on a platform of legalizing recreational cannabis in the state, an issue the legislature passed on June 25, 2019. The legislation took effect January 1, 2020. HB 1438, Cannabis Regulation and Tax Act (CRTA) legalizes the cultivation and sale of cannabis for recreational use by people 21 and older. The bill passed both chambers and was signed by the Governor on June 25, 2019 as Public Act 101-0027. The bill took effect immediately, but many provisions did not take effect until January 1, 2020.

The CRTA authorizes Illinois residents 21 years of age or older to possess 30 gram of cannabis flower, up to 500 milligrams of THC in a cannabis-infused product, and 5 grams of cannabis concentrate. Out of state residents are allowed to possess 1⁄2 of the above amounts. In addition to legalizing possession and use for adults, it expands the current medical cannabis licensing system, includes automatic expungement for certain cannabis offenses, adds the ability for medical patients to grow cannabis at home, and offers significant benefits to communities hit hardest by inequities that were part of the war on cannabis.

This legislation triggered the eligibility of expungement of around 770,000 records of cannabis possession under 30 grams.

Licenses

Oversight and implementation of the IL Act and CRTA are divided among three Illinois state departments: the Department of Public Health (the “IL DPH”), the Department of Agriculture (the “IL DOA”), and the Department of Financial and Professional Regulation (the “IDFPR”).

The IL DPH oversees the following IL Act mandates: (a) establish and maintain a confidential registry of caregivers and qualifying patients authorized to engage in the medical use of cannabis, (b) distribute educational materials about the health risks associated with the abuse of cannabis and prescription medications, (c) adopt rules to administer the patient and caregiver registration program, and (d) adopt rules establishing food handling requirements for cannabis-infused products that are prepared for human consumption.

It is the responsibility of the IL DOA to administer and enforce provisions of the IL Act and the CRTA Act relating to the oversight and registration of cultivation centers, craft growers, infusers, transporters, and agents, including the issuance of identification cards and establishing limits on potency or serving size for cannabis or cannabis products.

The IDFPR enforces the provisions of the CRTA & IL Act relating to the registration and oversight of dispensing organizations. The IL DPH, IL DOA and IDFPR may enter into intergovernmental agreements, as necessary, to carry out the provisions of the Acts.

Illinois has issued a limited amount of dispensary, producer/grower, and production licenses. There are currently 56 licensed dispensaries and 21 licensed cultivators.

The IL Act requires prospective cannabis business license holders to adhere to a thorough application process. Applicants for cannabis business licenses must meet, among others, the following requirements: (a) the proposed location for a dispensary must be suitable for public access, (b) the proposed location must not pose a detrimental impact to the surrounding community, (c) demonstrate compliance with safety procedures for dispensary employees, patients, and caregivers, and safe delivery and storage of cannabis and currency, (d) provide an adequate plan for recordkeeping, tracking and monitoring inventory, quality control, destruction and disposal of cannabis, and procedures to discourage unlawful activity, (e) develop a business plan specifying products to be sold and, (f) demonstrate knowledge of, experience, and proven record of ensuring optimal safety and accuracy in the dispensing and sale of cannabis. Once a license is granted, licensees have a continuing obligation to ensure no cannabis is sold, delivered, transported, or distributed to a location outside of the state.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Under the IL Act, dispensary, grower, and production licenses are valid for one year. After the initial term, licensees are required to submit renewal applications. Pursuant to the IL Act, registration renewal applications must be received 45 days prior to expiration and may be denied if the licensee has a history of non-compliance and penalties.

The CRTA created application processes for Transporter, Craft Grower, and Infuser licensees. Applications for these licenses were due to the IL DOA in April of 2020.

Under the CRTA, all cannabis business licenses, and agent cards must be renewed annually. Similar to the IL Act, after the initial term, licensees are required to submit renewal applications. Registration renewal applications must be received 45 days prior to expiration and may be denied if the licensee has a history of non-compliance and penalties.

Under the CRTA, cultivation centers may grow cannabis, extract cannabis concentrates and infuse cannabis into products. The centers are limited to 210,000 square feet of canopy (growing) space for plants in the flowering stage. All cannabis plants in a cultivation center should be grown in an enclosed place. The enclosure should be lockable and only licensed agents will have access to this area.

All products grown and made in cultivation centers will be sold solely to dispensing organizations, craft growers, or infusers. The Act also states that if there is a shortage of cannabis supply, priority must be given to medical patient supplies. When it comes to pricing, the same price should apply for all buyers, the cultivation centers are prohibited from discrimination.

Under the CRTA, cultivation centers are permitted to transport product prior to July 1st, 2020, after that a separate transporter license will be required.

Record-keeping/Reporting

Illinois uses THC BioTrack as the track and trace (“T&T”) system to manage the flow of reported data between each licensee and the state. Information processed through the T&T system must be maintained in a secure location at the cannabis organization for five years.

All licensees are mandated by the IL Act and the CRTA to maintain records electronically and make them available for inspection by the IDFPR upon request. Records that must be maintained and made available, as described in the IL Act, include: (a) operating procedures, (b) inventory records, policies, and procedures, (c) security records, and (d) staffing plans. All licensee records, including business records such as monetary transactions and bank statements, must be kept for a minimum of five years. Records of destruction and disposal of all cannabis not sold, including notification to the IDFPR and State Police, shall be retained at the cannabis organization for a period of not less than five years.

The CRTA requires all licensees have a plan for recordkeeping, tracking, and monitoring inventory, quality control, and other policies and procedures that will promote standard recordkeeping and discourage unlawful activity. This includes strategies to communicate with the Department of <@> and the Department of State Police on the destruction and disposal of cannabis.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Cultivation center inventory records must be kept on the licensed premises for a minimum of 5 years and must contain the following: (a) the date of each sale or distribution to another licensee; (b) the name, address and registration number of the licensee sold or distributed to; (c) the item number, product name and quantity of product; (d) price charged and payment received from the licensee; (e) if a sale was not made, the reason for the transfer of product; (f) the quantity and form of cannabis maintained on a daily basis; (g) the amount of plants being grown in the facility on a daily basis; (h) records of all financial transactions and the financial condition of the business; (i) purchase invoices, bills of lading, manifests, sales records, copies of bills of sales and other supporting documents included source and date of purchase; (j) bank statements and tax records; contracts and agreements; employee records including training and discipline; (k) production records including planting, harvesting, curing, weighing, destruction, batch creation, packaging and labeling; disposal records; (l) transportation records; (m) fertilizer and pesticide application records, including date of application, square footage treated; (n) plant removal for any reason; (o) extraction records; and (p) records of all samples removed from the facility.

Inventory/Storage

A licensed cannabis organization’s agent-in-charge has primary oversight of the organization’s cannabis inventory control system. Under the CRTA & the IL Act, a licensed cannabis businesses inventory control system must be real-time, web-based, and accessible by the IDFPR 24 hours a day, seven days a week. A cannabis plant monitoring system is required for cultivation facilities, as is a weekly physical inventory of all cannabis plants and cannabis product in the facility.

The inventory control system of a licensed cannabis business must record all cannabis sales, waste, and acquisitions. Specifically, the inventory system must track and reconcile through the T&T system each day’s cannabis beginning inventory, acquisitions, sales, disposal and ending inventory. Tracked information must include (a) product descriptions including the quantity, strain, variety and batch number of each product received, (b) the name and registration identification number of the permitted cannabis business providing the cannabis, (c) the name and registration identification number of the agent delivering the cannabis, (d) name and registry identification number of the dispensing organization receiving the cannabis, and (e) the date of acquisition. Managers for licensed cannabis businesses are tasked with conducting and documenting monthly audits of the organization’s daily inventory according to generally accepted accounting principles.

Storage of cannabis and cannabis product inventory is also regulated by the CRTA and the IL Act. Inventory must be stored on the licensed premises in a restricted access area. Appropriate storage temperatures, containers, and lighting are required to ensure the quality and purity of cannabis inventory is not adversely affected.

Security

Under the IL Act, cannabis organizations must implement security measures to deter and prevent entry into and theft from restricted access areas containing either cannabis or currency. Mandated security measures include security systems, panic alarms, and locked doors or barriers between the facility’s entrance and limited access areas. Admission to the limited access areas must be restricted to only registered qualifying patients, designated caregivers, principal officers, and agents conducting business with the cannabis organization. Visitors and persons conducting business with the organization in limited access areas must always wear identification badges and be escorted by an agent authorized to enter the restricted access area. A visitor’s log must not only be kept on-site but must also be maintained for five years.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The IL Act states 24-hour video surveillance of both an organization’s interior and exterior are required to be taken and kept for at least 90 days. Unless prohibited by law, video of all interior areas, including all points of entry and exit, safes, sales areas, and storage areas must be kept on site for 90 days and off site for another 90 days. Unobstructed video of the organization’s exterior perimeter, including the storefront and the parking lot, must also be kept. Video surveillance cameras are required to be angled to allow for facial recognition and the capture of clear and certain identification of any person entering or exiting the area. Additionally, all video must be taken in lighting sufficient for clear viewing during all times of night or day. The IL Act also requires all security equipment to be inspected and tested within regular 30-day intervals.

Under the CRTA, all licensees must describe and implement security measures that demonstrate efforts to discourage unlawful activities. The Security Plan for each licensee must be approved by the Illinois State Police. Some of the required security measures include, but are not limited to: facility access controls, weekly physical inventories and inventory control procedures, perimeter intrusion detection systems, personnel identification systems, 24-hr interior and exterior surveillance system accessible to ILDA and the ISP at all times, and compliant cannabis waste policies and procedures.

Transportation

The creation of the Transporter license allows for Early Approval Cultivation Centers to apply for a transporter licenses to continue transporting cannabis after July 1st, 2020. Applications for the transporter license were due in April of 2020. Cannabis businesses that do not receive a transporter license must contract with a licensed transporter to deliver product.

Advertising

Generally, the advertising for the products can’t be false or misleading, can’t be designed to encourage children to consume products, and can’t include the image of a cannabis leaf.

Advertising cannabis in any form is prohibited within 1,000 feet of school grounds, a playground, a recreation facility, a childcare center, a public park, public library, or game arcade that allows admission to minors. Additionally, cannabis advertising is not allowed on or in a public transit vehicle or public transit shelter, or in a publicly owned or public operated property.

Maryland

The table below lists the license owned directly by 4Front subsidiaries:

Holding Entity	Percentage Owned	License Number	City	Expiration Date	Description
Mission Catonsville	100%	Currently in pre-approval phase	Catonsville	N/A	Dispensary

The table below lists the licenses controlled by Mission via management agreements. For more information, see 4Front’s Listing Statement, Form 2A, Section 4.1(1) “Narrative Description of the Business – General Business of the Company – General Business of 4Front.” available at www.thecse.com.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Expiration Date	Description
Mission Hampden	Adroit Consulting Group	100%	Currently in pre-approval phase	Baltimore	N/A	Dispensary

Mission Glenmont	Silver Spring Consulting, LLC	80%	D-18-00044	Silver Spring	September 27, 2024	Dispensary

MARI	Old State Line Consulting Group, LLC	100%	Currently in pre-approval phase	Silver Spring	N/A	Dispensary

Legislative History

On April 14th, 2014, Maryland’s HB 881, Medical Cannabis – Natalie M. LaPrade Medical Cannabis Commission legislation, was signed by Democratic Gov. Martin O’Malley. The bill charged the Maryland Medical Cannabis Commission (“MMCC”) with establishing regulations for the legal consumption, cultivation, possession, and distribution of cannabis and cannabis products for medical use by patients 18 and older. The MMCC is an independent commission that functions within the Department of Health and Mental Hygiene. The MMCC was created for investigational use of medical cannabis. MMCC develops policies, procedures, and regulations to implement programs to ensure medical cannabis is available to qualifying patients in a safe and effective manner.

On December 1, 2017, after close to a five-year delay, the Maryland Medical Cannabis program (“MMMP”) became operational and sales commenced. The program was written to allow access to medical cannabis for patients with conditions that are considered severe and for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma and post-traumatic stress disorder. The program allows each qualifying patient to possess, in a 30-day period, up to 4.23 ounces, or 120 grams, of dried cannabis; and up to 1.27 ounces, or 36 grams, of THC cannabis extract. MMCC regulations prohibit home cultivation for patients and caregivers. As of May 4th, 2020, there were 102 licensed medical dispensaries and 99,912 certified patients that are registered and hold medical licenses allowing them to purchase cannabis and cannabis products from a dispensary.

Licenses

The MMCC oversees all licensing, registration, inspection, and testing measures pertaining to the MMMP and provides relevant program information to patients, providers, caregivers, growers, processors, dispensaries and testing laboratories. A dispensary is licensed under Subtitle 33 Section § 13-3307 and a dispensary agent is registered under § 13-3308.

The MMCC has issued a limited number of dispensary, producer/growers and production licenses. As of December 10, 2018, there were 71 state licensed dispensaries, 14 growers and 14 processors throughout Maryland.

After the first expiration of the approved license, the dispensary, grower and production licensee is required to renew every two years. Licensees are required to submit a renewal application per the guidelines published by the MMCC. The MMCC, 90 days prior to the expiration of a license, notifies the licensee of the date on which the license expires, provides the instructions and fee required to renew the license and the consequences of failure to renew. At least 30 business days before a license expires, the licensee must submit the renewal application as provided by the MMCC. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of Maryland.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Record-keeping/Reporting

Maryland uses Franwell Inc.’s Cannabis Enforcement Tracking Regulation and Compliance (“METRC”) system as the T&T system to track commercial cannabis activity. All cannabis products dispensed are documented at point of sale via the T&T system. Each dispensary must submit to the MMCC a quarterly report which includes (a) number of patients served, (b) county of residence of each patient served, (c) medical condition for which medical cannabis was recommended, (d) type and amount of medical cannabis dispensed, and (e) if available, a summary of clinical outcomes, including adverse events and any cases of suspected diversion.

A dispensary licensee shall maintain a secure, tamper-evident record of each purchase by a patient that contains the name and address of the patient, the quantity and name of the product purchased by the patient and specific identification number of the product. A dispensary licensee shall maintain a duplicate set of all records at a secure, off-site location. Unless otherwise specified, a licensee shall retain a record for a period of five years.

Inventory/Storage

The licensee must establish standard operating procedures for all aspects of the receipt, storage, packaging, labeling, handling, tracking and dispensing of products containing medical cannabis and waste. Upon receipt of a cannabis product, each product must be promptly cataloged into the T&T system. The licensee is required to train each registered dispensary agent on the standard operating procedure.

All medical cannabis inventory must be stored in a secure room which, among other requirements, is constructed of concrete or similar building material resilient enough to prevent and deter unauthorized entry.

Security

The licensee shall maintain a security alarm system that covers all perimeter entry points, windows and portals at the premises. Facilities must maintain a motion-activated video surveillance recording system at the premises that records all activity in images of high quality and high resolution and clearly reveals facial detail. The system must be able to operate 24 hours a day, seven days a week without interruption. Recordings are kept in a secure area with minimal access in an off-site location. The surveillance videos will be retained for a minimum of 30 calendar days.

Advertising

All advertising for medical cannabis in Maryland must state that the product is for use by a qualifying patient. Advertising may not be within 500 ft of a substance abuse treatment facility, schools, libraries, public parks, playgrounds and education centers. Advertising prohibitions include but are not limited to: false or misleading statements; depictions of recreational use; attractiveness to minors, including cartoons; and depictions of the use of cannabis. Age verification of 18+ is required on all websites, and all social media and app advertisements must include a notification that the viewer must be over 18 and that medical cannabis use is for certified patients only.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Massachusetts

The table below lists the licenses owned by 4Front subsidiaries:

Holding Entity	Percentage Owned	License Number	City	Expiration Date	Description
Healthy Pharms	100%	RMD-285	Georgetown	N/A	Colocated Cultivation/Production/ Dispensary

Healthy Pharms	100%	24	Cambridge	N/A	Dispensary (Not currently operational)

The table below lists the licenses controlled by Mission via management agreements (see Section 4.1(1), Listing Statement, Form 2A, “Narrative Description of the Business – General Business of the Company – General Business of 4Front – Mission,” available at www.thecse.com for more information):

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	Expiration Date	Description
Mission MA	MMA Capital, LLC	100%	RMD-285	N/A	Colocated Cultivation/Production/Dispensary

EVG	Mission Brand Ambassador Group, LLC	100%	N/A	N/A	Pursuing medical and recreational dispensary license that will allow up to 3 locations

Legislative History

The Massachusetts Medical Use of Cannabis Program (the “MA Program”) was established pursuant to the Act for the Humanitarian Medical Use of Cannabis (the “MA ACT”). The MA Program allows registered persons to purchase medical cannabis and applies to any patient, personal caregiver, Registered Cannabis Dispensary (each, a “RMD”), and RMD agent that qualifies and registers under the MA Program. To qualify, patients must suffer from a debilitating condition as defined by the MA Program. Currently there are fourteen medical conditions that allow a patient to acquire cannabis in Massachusetts, including AIDS/HIV, ALS, cancer and Crohn’s disease. As of March 31st, 2020, 69,008 patients have been registered to purchase medical cannabis products in Massachusetts. The MA Program was previously administrated by the Department of Public Health, Bureau of Health Care Safety and Quality. On December 23, 2018 administration of the MA Program was transferred to the Cannabis Control Commission (the “MA CCC”).

In November 2016, Massachusetts voted affirmatively on a ballot petition to legalize and regulate cannabis for adult recreational use. The Massachusetts legislature amended the law on December 28, 2016, delaying the date recreational cannabis sales would begin by six months. The delay allowed the legislature to clarify how municipal land-use regulations would treat the cultivation of cannabis and authorized a study of related issues. After further debate, the state House of Representatives and state Senate approved H.3818 which became Chapter 55 of the Acts of 2017, An Act to Ensure Safe Access to Cannabis, and established the MA CCC.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The MA CCC consists of five commissioners and regulates licensees that operate in the legal adult- and medical-use cannabis markets in Massachusetts. This includes reviewing applications and issuing licenses for adult-use Cannabis Establishments (ME’s) and Medical Cannabis Treatment Centers (MTC’s), formerly known as Registered Cannabis Dispensaries (RMD’s).

Adult recreational use of cannabis in Massachusetts was legalized in July 2018. As of June 1st, 2020, there were 172 retailers, 129 cultivation centers, 101 product manufacturers, and three testing facilities that have been authorized to commence operations in Massachusetts.

Licenses

The MA Cannabis program mandates that all businesses that seek to enter the adult- and medical-use markets as licensees must complete several steps prior to commencing full operations. Each section of the application requires applicants to provide accurate information about the business, individuals & entities associated with the business and to demonstrate understanding of, and plans to comply with, the Commission’s regulations that are specific to the applicant’s license type, location, and scale. The adult- and medical-use license applications have essentially the same requirements with slight differences.

A Medical Cannabis Treatment Center, commonly referred to as an MTC, is an entity licensed under the medical regulations. An MTC cultivates, processes, acquires, transports, distributes and dispenses, products containing cannabis or cannabis, related supplies, or educational materials to registered qualifying patients or their personal caregivers for medical use. MTCs may deliver cannabis and cannabis products directly to patients and caregivers after receiving Commission approval.

A Cannabis Cultivator may cultivate, process, and package cannabis, to transfer cannabis to other MEs, but not to consumers. Cultivators must select what tier they will be in by determining the total canopy they will cultivate.

A Cannabis Retailer is an entity authorized to purchase and transport cannabis and cannabis products from other MEs, and to sell or otherwise transfer cannabis and cannabis products to other MEs and to consumers. A Cannabis Retailer provides a retail location which may be accessed by consumers 21 years of age or older or, if the retailer is co-located with an MTC, by individuals who are also registered qualifying patients or personal caregivers.

Each license type is valid for one year and must be renewed no later than 60 calendar days prior to expiration. As in other states where cannabis is legal, the MA CCC can deny or revoke licenses and renewals for multiple reasons, including (a) submission of materially inaccurate, incomplete, or fraudulent information, (b) failure to comply with any applicable law or regulation, including laws relating to taxes, child support, workers compensation and insurance coverage, (c) failure to submit or implement a plan of correction, (d) attempting to assign registration to another entity, (e) insufficient financial resources, (f) committing, permitting, aiding, or abetting of any illegal practices in the operation of all cannabis businesses, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at an licensed cannabis business, and (h) lack of responsible operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of this state.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Record-keeping/Reporting

Records of a cannabis business establishment must be available for inspection by the Commission, on request. Records are subject to inspection, including, but not limited to: (a) financial records, (b) written records, (c) operating procedures, (d) inventory records, (e) seed-to-sale tracking records for all cannabis and cannabis infused products, (f) personnel records, (g) business records, and (h) waste disposal records.

Massachusetts uses METRC as the T&T system. Individual licensees, whether directly or through a third-party application programming interface, are required to push data to the state to meet all reporting requirements.

Inventory/Storage

Through the T&T system, licensed cannabis businesses are required to record all actions related to each individual cannabis plant. This robust inventorying requirement includes tracking how each plant is handled and processed from seed and cultivation, through growth, harvest and preparation of cannabis infused products, if any, to final sale of finished products. This system must chronicle every step, ingredient, activity, transaction, and dispensary agent, registered qualifying patient, or personal caregiver who handles, obtains, or possesses the product.

To meet this tracking requirement, the inventory tracking process is mandated to utilize unique plant and batch identification numbers. Besides capturing all processes associated with each cannabis plant, licensed businesses must also establish and abide by inventory controls and procedures for conducting inventory reviews and comprehensive inventories of cultivating, finished, and stored cannabis products. To ensure inventories are accurate, licensees are not only required to conduct monthly inventories but also to compare monthly inventories to the T&T system records.

The regulations require all cannabis and cannabis infused products be securely stored. Licensees must ensure that all safes, vaults, and other equipment or areas used for the production, cultivation, harvesting, processing, or storage of cannabis and cannabis infused products are securely locked and protected against unauthorized entry. The regulations also specify that limited access areas, accessible only to authorized personnel, must be established in each business. Furthermore, only the minimum number of employees essential to business operations may be given access to the limited access areas.

Security

Adequate security systems that prevent and detect diversion, theft, or loss of cannabis are required of each cannabis business under the regulations. Such security systems must utilize commercial grade equipment and are required to include (a) a perimeter alarm on all entry and exit points and perimeter windows, (b) a failure notification system that provides an audible, text, or visual notification of any failure in the surveillance system, and (c) a duress alarm, panic alarm, or holdup alarm connected to local public safety or law enforcement authorities.

To ensure licensees meet the rigorous security standards laid out by the program, use of surveillance cameras is mandated. Licensed cannabis businesses must install video cameras in the following areas: (a) all areas that may contain cannabis, (b) all points of entry and exit, and (c) in any parking lot. Video cameras must be appropriate for the lighting conditions of the area under surveillance. Interior video cameras must be directed at all safes, vaults, sales areas, and areas where cannabis is cultivated, harvested, processed, prepared, stored, handled, or dispensed. Video surveillance is required to be operational 24 hours a day, seven days a week and all recordings must be retained for at least 90 calendar days.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Transportation

The MA Program regulates the means and methods by which cannabis is transported. A cannabis licensee transporting cannabis must ensure the product is in a secure, locked storage compartment. If a cannabis establishment, pursuant to a cannabis transporter license is transporting cannabis products for more than one cannabis establishment at a time, the cannabis products for each cannabis establishment must be kept in separate locked storage compartments during transportation and separate manifests are required for each cannabis establishment. Vehicles transporting cannabis must be equipped with an approved alarm system and functioning heating and air conditioning systems appropriate for maintaining correct temperatures for storage of cannabis products. Additionally, cannabis products may not be visible from outside the vehicle and a cannabis licensee must ensure that all transportation times and routes are randomized. Cannabis and cannabis infused products may not be transported outside Massachusetts.

Advertising

The regulations require warning language on all advertisements disseminated by a licensee. Promotional items, misleading and false statements, medical symbols, obscenity, and marketing price are all prohibited. Advertising must not contain images or depictions that portray anyone under 21 or that could be deemed to appeal to anyone under 21. The intended audience of cannabis advertising in Massachusetts must be at least 85% over 21. Websites are required to have age verification. Images of cannabis are permitted. Cannabis cannot be visible from the exterior of a cannabis establishment. Billboard advertisements must be compliant with all state and local ordinances. Marketing in public or private vehicles, bus stops and other public transit areas is prohibited.

Cannabis may be displayed within the establishment, and price lists may be printed and displayed in the establishment and on the establishment’s website.

Michigan

Holding Entity	Percentage of Economic Interest	License Number	City	Expiration Date	Description
Om of Medicine, LLC	100%	N536209	Ann Arbor	September 10, 2019	Dispensary

Legislative History

In 2008, the Michigan Compassionate Care Initiative established a medical cannabis program for serious and terminally ill patients. It was approved by the House but not acted upon, and defaulted to a public initiative on the November ballot. Proposal 1 was approved by 63% of voters on November 8, 2008. Proposal 1 was then written into law and approved by Michigan’s lawmakers in December 2008. The resulting act became the Michigan Medical Cannabis Act (“MMM Act”).

In 2016, the Michigan legislature passed two new acts and also amended the original MMM Act. The first act establishes a licensing and regulation framework for medical cannabis growers, processors, secure transporters, provisioning centers, and safety compliance facilities. The second act establishes a “seed-to-sale” system to track cannabis that is grown, processed, transferred, stored, or disposed of under the Medical Cannabis Facilities Licensing Act.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The Bureau of Medical Cannabis Regulation is responsible for the oversight of medical cannabis in Michigan and consists of the Medical Cannabis Facility Licensing Division and the Michigan Medical Cannabis Program Division. The MMM Act provides access to state residents to cannabis and cannabis related products under one of 11 debilitating conditions, including epilepsy, cancer, HIV/AIDS, cancer and PTSD. In July 2018 the Medical Cannabis Facility Licensing Division approved 11 additional conditions to the list of aliments to qualify for medical cannabis. The additional 11 include chronic pain, colitis and spinal cord injury.

Recreational cannabis was legalized by ballot initiative, Proposition 1, in November 2018. The initiative mandates that the Michigan Department of Licensing and Regulatory Affairs (“LARA”) also known as the Cannabis Regulatory Agency (“MRA”), began accepting applications for retail stores December 2019. The initial application period will be limited to existing medical cannabis license holders.

Proposition 1 allows adults 21+ to use cannabis recreationally and grow up to 12 plants, sets a 10-ounce limit for cannabis stored in residences (quantities over 2.5 ounces must be kept in a locked container), and establishes a state licensing system for cannabis businesses. A 10% tax is imposed on all cannabis sales, which are directed towards education, transportation infrastructure, and local governments. It also changes violations from crimes to civil infractions.

The MRA released emergency regulations that are in effect until July 2020. In these regulations, it permits a person that holds equivalent licenses with common ownership under the adult-use license and medical license to operate those equivalent licenses at the same location if certain requirements are met. Under these emergency regs, a license holder is permitted to operate both medically and recreationally at the same location, provided certain requirements are met. It also requires applicants provide a social equity plan detailing proposed efforts to encourage participation in the industry from communities that have been disproportionately impacted by cannabis prohibition.

Licensing

Licensees are required to provide the following in their facility plan: type of cannabis facility, location, description of municipality; diagram of the cannabis facility; floor plan and layout; means of egress, including delivery and transfer points; construction details; building structure information; zoning classifications; and a proposed security plan.

Any combination of a (a) grower, (b) processor, or (c) dispensary (“provisioning center”) may be combined and may operate as separate cannabis facilities at the same location. All local municipal ordinances that may limit the type or number of cannabis facilities will apply. Each license will be required to have separate entrances and exits, inventory, record keeping, and point of sale operations, if applicable. A cannabis facility operating at a same location under this rule with multiple state operating licenses may transfer cannabis product or money between facilities authorized to operate at the same location as long as the proper recordkeeping is followed.

The Department and the Board cannot limit the number of licenses issued. The number of licenses issued will be based on the local municipality. The local municipalities may limit the type and number of facilities authorized within its boundaries.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Inventory

METRC is Michigan’s state-wide seed-to-sale cannabis tracking system that uses serialized tags attached to every plant — and labels attached to wholesale packages — to track cannabis inventory. Each tag is attached directly to each plant to facilitate tracking through different stages of growth, as well as the drying and curing processes, and through eventual retail sale.

To ensure the safety, security, and integrity of the operation of cannabis facilities, there is a transition period of 30 calendar days during which cannabis product can be entered into the statewide monitoring system to ensure statewide tracking. This transition period begins on the day a state operating license is issued to a licensee for the first time. Additional licenses issued to the same license holder for a stacked license after initial licensing are not permitted this 30- day transition. After the 30-calendar-day period, all testing requirements must be met for all inventory entered into the state’s system.

The following tests must be completed prior to product be sold: (a) Moisture content, (b) Potency analysis, (c) THC level, (d) THCa level, (e) CBD and CBDa levels, (f) Foreign matter inspection, (g) Microbial and mycotoxin screening, (h) Pesticides, (i) Chemical residue, (j) Fungicides, (k) Insecticides, (l) Heavy metals screening, (m) Residual solvents levels, (n) Terpene analysis, & (o) Water content.

Prior to a cannabis product being sold or transferred to or by a dispensary, the product must be labeled with the following information: name & license number of the producer and processor, unique identification number, date of harvest, name of strain, net weight, concentration of THC or CBD, activation time expressed in words or through a pictogram, name of testing facility, universal warning symbol, and all required warning language.

Recordkeeping

MRA requires mandatory electronic record retention, financial and business record retention, method of retention documentation, and a mandatory backup. Required records include, but are not limited to: books, ledgers, documents, writings, photocopies, correspondence, electronic records, videotapes, surveillance footage, electronic stage media, electronically stored records, money receptacles, equipment in which records are stored, including data or information in the state monitoring system, or any other document that is used for recording information. All licensees’ records must be maintained and made available to the agency upon request.

All cannabis products sold or transferred between facilities must have the tracking identification number that is assigned by the statewide monitoring system affixed, tagged, or labelled and recorded. To ensure access to safe sources of cannabis products, the department may recall any cannabis products, issue safety warnings, and require a cannabis facility to provide informational material or notifications.

Security

Licensees must maintain adequate lighting, physical security, video, backup power and alarm systems at the facility. Video surveillance systems must, at a minimum, consist of digital or network video recorders, cameras capable of meeting the recording requirements, video monitors, digital archiving devices, and a color printer capable of delivering still photos. The licensee must have all camera’s continuously record 24 hours per day and recorded images must clearly and accurately display the time and date. A minimum of 30 days of recordings must be available if requested.

All inventory of cannabis products must be stored at a cannabis facility in a secured limited access area or restricted access area that requires identification for access. Inventory and access to restricted areas must be tracked consistently with the statewide monitoring system.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

A provisioning center must store all cannabis products for transfer or sale behind a counter or other barrier separated from stock rooms. A monthly physical inventory reconciliation must be performed.

Transportation

Secure Transporters are licensed to obtain cannabis from cannabis establishments in order to transport cannabis between establishments.

Advertising

Generally, licenses cannot engage in advertising that is false or misleading and must not be marketed or advertised to individuals under 21 years of age. All cannabis products must be marked or advertised as “Marihuana” and for use only by individuals 21 years of age or older. Licensees cannot advertise cannabis products where the advertisement is visible to the public from any street, sidewalk, park, or other public place. Cannabis facilities must comply with municipal ordinances, state law, and these rules regulating signs and advertising.

Arkansas

The table below lists the licenses controlled by Mission via management agreements (see Section 4.1(1) of the Company’s Listing Statement, Form 2A, available under the Company’s profile at www.thecse.com for more information):

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Expiration Date	Description
Pine Bluff Agriceuticals	Pine Bluff Agriceuticals Management	100%	N/A	Pine Bluff	N/A	Medical Dispensary

Arkansas Patient Services Co.	Arkansas Patient Services Co. Management	100%	N/A	Hazen	N/A	Medical Dispensary

Arkansas Natural Products	Arkansas Natural Products Management	79.5%	N/A	Clinton	N/A	Medical Dispensary

Legislative History

The rules and regulations governing the oversight of medical cannabis cultivation facilities and dispensaries in Arkansas were adopted and promulgated by the Arkansas Alcoholic Beverage Control Board pursuant to Amendment No. 98 of the Constitution of the State of Arkansas of 1874, The Medical Cannabis Amendment of 2016. The rules and regulations governing medical cannabis registration, testing, and labeling in Arkansas were adopted and promulgated by the Arkansas State Board of Health pursuant to the Department expressly conferred by the laws of the State of Arkansas including, without limitation, Amendment No. 98 of the Constitution of the State of Arkansas of 1874, The Medical Cannabis Amendment of 2016.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

These rules govern the following: the requirements for record keeping, security, and personnel at cultivation facilities and dispensaries; the requirements for the manufacturing, processing, packaging, dispensing, disposing, advertising, and marketing of medical cannabis by cultivation facilities and dispensaries; the procedures for inspecting and investigating cultivation facilities and dispensaries; and the procedures for sanctioning, suspending, and terminating cultivation facility and dispensary licenses for violations of the amendment or these rules.

After the Arkansas Supreme Court in June 2018 reversed a Pulaski County Circuit judge’s decision three months earlier to block the issuing of licenses, the Arkansas Medical Cannabis Commission has since awarded licenses to five cultivation companies. In August 2018, the commission chose Public Consulting Group to grade more than 200 dispensary applications it has received and chose 32 businesses to sell under Arkansas’ cannabis laws, including our three dispensary licenses.

Licenses

Arkansas state licenses expire one year after the date of issuance. The Arkansas Medical Cannabis Commission is required under the legislation to issue a renewal dispensary or a renewal cultivation facility license within ten days to any entity that complies with the requirements contained in the Medical Cannabis Amendment of 2016, including the payment of a renewal fee. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable licenses, the license holder would expect to receive the applicable renewed license in the ordinary course of business. While the license holder’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the license holder’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the license holder and have a material adverse effect on the license holder’s business, financial condition, results of operations or prospects.

Record keeping/Reporting

All medical cannabis cultivation facilities and dispensaries are required to utilize the Inventory Tracking System implemented by the State of Arkansas to track medical cannabis from seed to distribution to qualified patients and designated caregivers.

Washington

Brightleaf and Ag Grow are landlords, packaging and equipment suppliers, and consultants to multiple Washington licensees. The Company will not have a direct ownership interest in any Washington licensees.

Legislative History

Washington has authorized the cultivation, possession, processing, wholesaling, and retail sale of cannabis by certain licensed Washington businesses. The Washington State Liquor and Cannabis Board (“WSLCB”) regulates Washington’s cannabis regulatory program. Brightleaf is advised by legal counsel and/or other advisors in connection with Washington’s cannabis regulatory program. Brightleaf only engages in transactions with Washington cannabis businesses that hold licenses that are in good standing and in compliance with Washington’s cannabis regulatory program. To the extent required by Washington’s cannabis regulatory program, Brightleaf has fully disclosed and/or registered its and/or its Subsidiaries relationships with Washington cannabis businesses. Brightleaf and Brightleaf’s Subsidiaries, REP, FHD and Ag-Grow and the business licensees contracting with such Subsidiaries (including Northwest Cannabis Solutions and 7Point) are in substantial compliance with Washington’s cannabis regulatory program.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Licenses

Every individual with an ownership or equity interest, with a right to receive a percentage of gross or net profits, or who exercises control over a licensed cannabis operator must apply for licensing with the WSLCB and be approved. Each applicant must be over 21 years of age and a Washington resident.

An applicant must provide the WSLCB with the applicant’s organizational and operational documents, including the entity’s operating agreement and a detailed operating plan, in order to verify that the proposed business meets the minimum requirements for licensing.

An applicant must provide the WSLCB the applicant’s financial statements to verify the source of funds for the business, including any acquisition agreements and any agreements for the development of an operating cannabis business, as well as financial documents verifying the source of funds for all purchases of and material changes to the business. An applicant must disclose any financiers which are providing funds to be used by the cannabis business, and such financiers, except banks and other financial institutions, are subject to a substantially similar application process through the WSCLB. An applicant must provide the WSLCB the applicant’s and the applicant’s spouse’s personal and criminal history, including fingerprints for the submission of a criminal records background check with the Washington State Patrol and the U.S. Federal Bureau of Investigation. Conviction for certain serious crimes, or over a certain amount of convictions for more minor crimes, may disqualify an applicant from holding a cannabis license.

Any change in the initial ownership of a cannabis entity must receive prior approval through the WSLCB and undergoes a review of the same rigor and breadth as an initial application.

Operations

An applicant must provide an operational plan that includes a detailed description of all applicable areas of: security; traceability; employee qualifications and training; transportation of product including packaging for transportation; destruction of waste product; description of growing operation including growing media, size of grow space allocated for plant production, space allocated for any other business activity, description of all equipment used in the production process, and a list of soil amendments, fertilizers, other crop production aids, or pesticides, utilized in the production process; description of the types of products to be processed with a complete description of all equipment including all cannabis- infused edible processing facility equipment and solvents, gases, chemicals and other compounds used to create extracts and for processing of cannabis-infused products; testing procedures and protocols; employee compensation and benefits data; description of packaging and labeling of products; and the array of products are to be sold and how are the products to be displayed to consumers.

Any significant change in the operational plan (e.g. adding volatiles, processing capabilities, expanding the floorplan of the cannabis business, etc.) of a licensed cannabis entity must receive prior approval through the WSLCB, and undergoes a review of the same rigor and breadth as an initial application.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Inspections

The WSLCB sends an enforcement officer to inspect each proposed cannabis facility prior to granting approval to be authorized to begin cultivation, processing, or dispensing. Licensed operators must permit Washington State Liquor and Cannabis Board enforcement officers to inspect the premises, vehicles, records, and cannabis products at any time, and random inspections are conducted frequently by enforcement officers.

In 2019, after significant debate about inconsistent WSLCB cannabis enforcement, the legislature passed SB5318. It directed the WSLCB to adopt a voluntary compliance education program (VCP) allowing licensees to request on-site enforcement visits designed to identify potential violations and corrective actions without risk of an Administrative Violation Notice AVN. As codified in RCW 69.50.342, it states: The board must adopt rules to perfect and expand existing programs for compliance education for licensed cannabis businesses and their employees. The rules must include a voluntary compliance program created in consultation with licensed cannabis businesses and their employees. Currently, the WSLCB is in the process of developing and refining the VCP rules and forms with stakeholder and enforcement feedback. We expect the program to be up and running by fall of 2020.

Security

The WSLCB requires all licensed operators, employees, and non-employee visitors other than retail customers to display an identification badge at all times on the premises. Each licensed operator must keep a log of all visitors other than retail customers to the premises.

All premises must have a security alarm system on all perimeter entry points and perimeter windows. All premises must have a complete video surveillance system with minimum required camera resolution and a surveillance system storage device or internet protocol storage compatibility that: (a) records continuously for 24 hour per day, (b) has cameras in fixed places that allow for the clear identification of persons and activities in the controlled areas of the premises, including grow rooms, processing rooms, storage rooms, disposal rooms/areas and point of sale rooms, (c) has the capability of recording clear images and displays the time and date of the recording, and (d) demonstrates a plan for retention of recordings for at least 45 days; and (e) provides outdoor lighting for outdoor cultivation.

Record-keeping/Reporting

Washington requires use of a seed-to-sale tracking system. Licensed operators must use an inventory control system that identifies and tracks the plant from the time it reaches a height of six inches through harvest, processing, packaging, wholesale, and retail sale. Vehicles transporting cannabis must have: (i) a vehicle security system, including separate, secure, locking compartment to store any cannabis product; and (ii) a transportation manifest reported through the seed-to-sale tracking system, including: (a) the departure time, (b) name, location, address and license number of the originating licensed operator, (c) quantity and form of product to be delivered, (d) estimated time of arrival, and (e) name of the employee and identification of the vehicle delivering the product. Licensed operators must retain traceability records for three years and make records available upon request for inspection by the Washington State Liquor and Cannabis Board or other law enforcement.

On February 1, 2018, the WSLCB launched the Leaf Data Systems state reporting program. All licensed operators are now required to provide all traceability records to the WSLCB directly through the Leaf Data System or via an Application Programming Interface (API) through a third-party software integrator.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Pricing and Prohibited Practices

Cannabis products must be sold at a price indicative of true value. Licensed retailers may not sell cannabis products below the wholesale acquisition price of the product. Licensed cannabis producers and processors are prohibited from offering conditional sales, discounts, loans, rebates, free products, or any agreement that causes undue influence over another licensed operator. Licensed producers and processers are allowed to provide licensed retailers certain promotional items of nominal value such as hats, mugs, etc. which can then be handed out only to retail employees.

Testing

The WSLCB requires quality assurance testing for of each lot of final cannabis product be conducted by an independent, state certified, third-party testing laboratory with a statistically significant number of samples using acceptable methodologies to ensure that all lots manufactured of each cannabis product are adequately assessed for contaminants and the cannabinoid profile is correctly labeled for consumers. The quality assurance tests required for cannabis flowers and infused products currently include moisture content, potency analysis, foreign matter inspection, microbiological screening, and residual solvent levels.

The results of the inspection and testing are submitted to the Washington State Liquor and Cannabis Board through the traceability system. In conjunction with the Washington State Department of Agriculture, the Washington State Liquor and Cannabis Board conducts random screening for pesticide residues. A lot of cannabis product may not move forward in processing, delivery, or sale without a passing test for that lot reported by the independent lab itself into the traceability system. All test results are required to be provided to retailers and/or end consumers upon request.

Packaging and Labelling

Each package containing cannabis or a cannabis product must have affixed a label including required warnings for all cannabis products and for the specific product type. The label must also include identifying information for the producer and retailer of the cannabis product. Each edible cannabis- infused product must be packaged in child-safe packaging and contain under 10 mg of active THC per serving. Licensed cannabis retailers must make testing results available to the customer upon request.

Advertising

The WSLCB restricts advertising by licensee cannabis operators. Advertising in any form is prohibited within 1,000 feet of school grounds, playgrounds, recreation centers or facilities, childcare centers, public parks, libraries, or game arcades with unrestricted admission. Advertising is also prohibited on public transit vehicles or transit shelters, and on any publicly owned or operated property. Advertising visible from a public roadway may only contain the name, location, and nature of the business. No advertising may target youth or use objects likely to be appealing to youth. All advertising, including digital advertising, must include required warnings prescribed by regulation.

California

The Company owns Pure Ratios Holdings, Inc., which is indirectly involved in the California licensed cannabis industry because of its occasional engagement of licensed cannabis entities to contract manufacture certain products which contain THC. The Company also owns a subsidiary in California which possesses a temporary license for the distribution and processing of cannabis but is not yet operational.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Legislative History

In 1996, California voters passed Proposition 215, the Compassionate Use Act allowing physicians to legally recommend medical cannabis for patients who would benefit from cannabis. The Compassionate Use Act legalized the use, possession and cultivation of medical cannabis for a set of qualifying conditions including AIDS, anorexia, arthritis, cachexia, cancer and chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result.

In September 2015, the California legislature passed three bills, collectively known as the “Medical Cannabis Regulation and Safety Act”. The Medical Cannabis Regulation and Safety Act established a licensing and regulatory framework for the medical cannabis businesses in California. Multiple agencies oversee different aspects of the program and require businesses obtain a state license and local approval to operate.

In November 2016, voters in California passed Proposition 64, the Adult Use of Cannabis Act (“AUMA”) creating an adult-use cannabis program for individuals 21 years of age or older. AUMA contained conflicting provisions with the Medical Cannabis Regulation and Safety Act. Consequently, in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined the Medical Cannabis Regulation and Safety Act and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses. The three agencies that regulate cannabis at the state level are: (a) the California Department of Food and Agriculture, via CalCannabis, which issues licenses to cannabis cultivators, (b) the California Department of Public Health, via the Manufactured Cannabis Safety Branch, which issues licenses to cannabis manufacturers and (c) the California Department of Consumer Affairs, via the Bureau of Cannabis Control, which issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system. All three agencies released their emergency rulemakings at the end of 2017 and have started issuing temporary licenses.

To legally operate a medical or adult-use cannabis business in California, the operator must have both local approval and a state license. This requires license holders to operate in cities with cannabis licensing and approval programs. Municipalities in California are authorized to determine the number of licenses they will issue to cannabis operators, or can choose to outright ban the cultivation, manufacturing or the retail sale of cannabis. MAUCRSA went into effect on January 1, 2018.

On January 16, 2019, the California Department of Consumer Affairs, the California Department of Public Health and the California Department of Food and Agriculture approved the state regulations for cannabis businesses across the supply chain. These new regulations became effective immediately and superseded the emergency cannabis regulations that California had previously enacted.

Licenses (Pipeline)

Although vertical integration across multiple license types is allowed under the state regulations, it is not required.

The California dispensary, grower and processing state and local licenses are renewed annually from the date of issuance. Cannabis business owners who hold an annual commercial cannabis license can use the Cannabis T&T system, METRC to ensure they remain in compliance with the California licensing requirements. The license holders are required to submit a renewal application per the guidelines under Text of Emergency Rules section 8203. An application for renewal of a cultivation license shall be submitted to the state at least thirty (30) calendar days prior to the expiration date of the current license. A license holder that does not submit a completed license renewal application to the state within thirty (30) calendar days after the expiration of the current license forfeits their eligibility to apply for a license renewal and, instead, would be required to submit a new license application. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Record-keeping/Reporting

California has selected METRC as T&T system used to track commercial cannabis activity. METRC was officially released on January 2nd, 2019 and all cannabis businesses were instructed to receive the proper training and begin tracking all inventory through the state’s system. In November 2019, more than 400 cannabis business permits were suspended for failing to comply with the METRC tracking requirement. As of January 2nd, 2020, all California cannabis businesses must be using METRC to track all inventory.

Licensees are required to maintain records for at least seven years from the date a record is created. These records include: (a) a cultivation plan, (b) all supporting documentation for data or information input into the T&T system, (c) all unique identifiers (“UID”) assigned to product in inventory and all unassigned UIDs, (d) financial records related to the licensed commercial cannabis activity, including bank statements, tax records, sales invoices and receipts, and records of transport and transfer to other licensed facilities, (e) records related to employee training for the T&T system, and (f) permits, licenses, and other local authorizations to conduct the licensee’s commercial cannabis activity.

Inventory/Storage

Each licensee is required to assign an account manager to oversee the T&T system. The account manager is fully trained on the system and is accountable to record all commercial cannabis activities accurately and completely. The licensee is expected to correct any data that is entered into the T&T system in error within three (3) business days of discovery of the error.

The licensee is required to report information in the T&T system for each transfer of cannabis or non-manufactured cannabis products to, or cannabis or non-manufactured cannabis products received from, other licensed operators. Licensees must use the T&T system for all inventory tracking activities at a licensed premise, including, but not limited to, reconciling all on premise and in-transit cannabis or non-manufactured cannabis product inventories at least once every 14 business days. The licensee must store cannabis and cannabis products in a secure place with locked doors.

Security

A licensee is required to maintain an alarm system capable of detecting and signaling the presence of a threat requiring urgent attention and to which law enforcement are expected to respond. A licensee must also ensure a professionally qualified alarm company operator or one of its registered alarm agents installs, maintains, monitors, and responds to the alarm system.

The manufacturing and cultivation of cannabis must use a digital video surveillance system which runs 24 hours a day, seven days a week and effectively and clearly records images of the area under surveillance. Each camera must be placed in a location that clearly records activity occurring within 20 feet of all points of entry and exit on the licensed premises. The areas that will be recorded on the video surveillance system should include the following: (a) areas where cannabis goods are weighed, packed, stored, loaded, and unloaded for transportation, prepared, or moved within the premises, (b) limited-access areas, (c) security rooms and, (d) areas storing a surveillance-system storage device with at least one camera recording the access points to the secured surveillance recording area. Surveillance recordings must be kept for a minimum of 90 days.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Transportation

Transporting cannabis goods between licensees and a licensed facility may only be performed by persons holding a distributor license. The vehicle or trailer used must not contain any markings or features on the exterior which may indicate or identify the contents or purpose. All cannabis products must be locked in a box, container, or cage that is secured to the inside of the vehicle or trailer. When left unattended, vehicles must be locked and secured. At a minimum, the vehicle must be equipped with an alarm system. Motion detectors, pressure switches, duress, panic, and hold-up alarms may also be used.

5	DIVIDENDS AND DISTRIBUTIONS

5.1	Dividends

We have not paid any dividends since our incorporation. Any determination to pay any future dividends will remain at the discretion of our board of directors and will be made based on our financial condition and other factors deemed relevant by our board of directors.

6	DESCRIPTION OF CAPITAL STRUCTURE

6.1	Common Shares

Prior to July 31, 2019, when the Company undertook a business combination with Cannex, the Company was a limited liability company and so did not have shares of capital stock. Following the business combination with Cannex, the Company has three classes of shares:

•	Class A Subordinate Voting Shares (“SVS”), carrying one vote per share

•

Class B Subordinate Proportionate Voting Shares (“PVS”), carrying 80 votes per share and which are convertible to SVS at a rate of 1 PVS to 80 SVS. Conversion of PVS shares was restricted until January 31, 2020 but at the date of this AIF are convertible without restriction at the shareholder’s option.

•

Class C Multiple Voting Shares (“MVS”). The MVS carry 800 votes per share and convert to one SVS share after a certain mandated holding period. These shares were issued to certain executives of Holdings and give these executives approximately 73% of the voting control of the Company’s currently outstanding shares.

As of the date of this AIF, there was the equivalent of 532,573,550 SVS outstanding when calculated as if all share classes were converted to Subordinate Voting Shares. More information regarding the Company’s various classes of share capital are below.

The Company is authorized to issue an unlimited number of SVS, an unlimited number of PVS and an unlimited number of MVS. The following is a summary of the rights, privileges, restrictions and conditions attached to the SVS, PVS and MVS.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

SVS

Holders of SVS will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held.

As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the SVS or (ii) affect the rights or special rights of the holders of SVS, PVS or MVS on a per share basis.

Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared on the SVS unless the Company simultaneously declares equivalent dividends on (i) the PVS in an amount per PVS equal to the amount of the dividend declared per SVS, multiplied by 80, and (ii) the MVS in an amount per MVS equal to the amount of the dividend declared per SVS.

The Company Board may declare a stock dividend payable in SVS on the SVSs, but only if the Company Board simultaneously declares a stock dividend payable in: (a) (i) PVS on the PVS, in a number of shares per PVS equal to the amount of the dividend declared per SVS; or (ii) SVS on the PVS, in a number of shares per PVS equal to the amount of the dividend declared per SVS, multiplied by 80; and (b) (i) MVS on the MVS s, in a number of shares per MVS equal to the amount of the dividend declared per SVS, or (ii) SVS on the MVS, in a number of shares per MVS equal to the amount of the dividend declared per SVS.

Holders of fractional SVS will be entitled to receive any dividend declared on the SVS in an amount equal to the dividend per SVS multiplied by the fraction thereof held by such holder.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SVS will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the SVSs, be entitled to participate rateably along with all the holders of PVS and MVS, with the amount of such distribution per SVS equal to each of: (i) the amount of such distribution per PVS divided by 80; and (ii) the amount of such distribution per MVS. Each fraction of an SVS will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole SVS.

No subdivision or consolidation of the SVS will occur unless, simultaneously, the PVS and the MVS are subdivided or consolidated using the same divisor or multiplier.

If an offer is made to purchase PVS, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the PVS, or the SVS which may be obtained upon conversion of the PVS may then be listed, to be made to all or substantially all of the holders of PVS in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”) and not made to the holders of SVS for consideration per SVS equal to 0.0125 of the consideration offered per PVS, then each SVS will become convertible at the option of the holder into PVS on the basis of 80 SVS for one PVS, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “SVS Conversion Right”).

The SVS Conversion Right may only be exercised for the purpose of depositing the PVS acquired upon conversion under such Offer, and for no other reason. If the SVS Conversion Right is exercised, the Company will procure that the transfer agent for the SVS will deposit under such Offer the PVS acquired upon conversion, on behalf of the holder.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

If PVS issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such PVS, such PVS and any fractions thereof issued will automatically, without further action on the part of the holder thereof, be reconverted into SVS on the basis of one PVS for 80 SVS, and the Company will procure that the transfer agent for the SVS will send to such holder a direct registration statement, certificate or certificates representing the SVS acquired upon such reconversion. If the offeror under such Offer takes up and pays for the PVS acquired upon exercise of the SVS Conversion Right, the Company will procure that the transfer agent for the SVS will deliver to the holders of such PVS the consideration paid for such PVS by such Offeror.

Company Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. Subject to the terms set out in the articles of the Company, at each such meeting, holders of PVS will be entitled to 80 votes in respect of each PVS, and each fraction of a PVS shall entitle the holder to the number of votes calculated by multiplying the fraction by 80 and rounding the product down to the nearest whole number, at each such meeting.

As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS, voting together, by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the PVS or (ii) affect the rights or special rights of the holders of SVSs, PVS or MVS on a per share basis. Consent of the holders of a majority of the outstanding PVS and MVS, voting together, shall be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the PVS. In connection with the exercise of the voting rights in respect of any such approvals, each holder of PVS will have one vote in respect of each PVS held. At any meeting of holders of PVS and MVS called to consider such a separate special resolution, each PVS and MVS will entitle the holder to one vote and each fraction of a PVS or MVS will entitle the holder to the corresponding fraction of one vote.

Holders of PVS will be entitled to receive, as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared on the PVS unless the Company simultaneously declares equivalent dividends on (i) the SVSs, in an amount equal to the amount of the dividend declared per PVS divided by 80, and (ii) the MVS s, in an amount equal to the dividend declared per PVS divided by 80.

The Company Board may declare a stock dividend payable in PVS on the PVS, but only if the directors simultaneously declare a stock dividend payable in: (i) PVS on the SVSs, in a number of shares per SVS equal to the amount of the dividend declared per PVS divided by 80; and (ii) PV Son the MVS s, in a number of shares per MVS equal to the amount of the dividend declared per PVS divided by 80. The directors of the Company may declare a stock dividend payable in SVS on the PVS, but only if the directors simultaneously declare a stock dividend payable in: (i) SVS on the SVSs, in a number of shares per SVS equal to the amount of the dividend declared per PVS divided by 80; and (ii) SVS on the MVS s, in a number of shares per MVS equal to the amount of the dividend declared per PVS divided by 80.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of PVS will be entitled to participate rateably along with the holders of SVS and MVS, with the amount of such distribution per PVS equal to each of: (i) the amount of such distribution per SVS multiplied by 80; and (ii) the amount of such distribution per MVS multiplied by 80; and each fraction of a PVS will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole PVS.

No subdivision or consolidation of the PVS may occur unless, simultaneously, the SVS and the MVS are subdivided or consolidated using the same divisor or multiplier.

Each PVS shall be convertible, at the option of the holder thereof, at the head office of the Company or any transfer agent for such shares, into such number of fully paid and non-assessable SVS as is determined by multiplying the number of PVS in respect of which the share conversion right is exercised by 80. The ability to convert the PVS during the Restricted Conversion Period is subject to a restriction that, unless the Board determines otherwise, the aggregate number of SVSs, PVS and MVS held of record, directly or indirectly, by residents of the United States, may not exceed 40% of the aggregate number of SVSs, PVS and MVS issued and outstanding after giving effect to such conversions.

MVS

Holders of MVS are entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. At each such meeting, holders of MVS will be entitled to 800 votes in respect of each MVS held. Each fraction of an MVS shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

MVS are not convertible until the later of the date (the “Initial Conversation Date”) that (i) the aggregate number of PVS and MVS held by the holder thereof are reduced to a number which is less than 50% of the aggregate number of PVS and MVS held by the holder thereof on the date of completion of the business combination with Cannex, and (ii) 3 years following the date of completion of the business combination with Cannex. Following the Initial Conversion Date, Each MVS shall automatically convert, without any action on the part of the holder thereof, into SVS on the basis of one SVS for one MVS upon: (i) the death or disability of an Initial Holder (as defined below) with respect to all MVS held by an Initial Holder, (ii) an Involuntary Transfer Event with respect to the MVS being transferred pursuant to the Involuntary Transfer Event, or (iii) any other transfer of MVS to anyone other than another Initial Holder with respect to such MVS being transferred.

MVS provide voting control to Messrs. Rosen, Pratte, Chowscano, Thut and Krane. As long as any MVS remain outstanding, the Company will not, without the consent of the holders of the MVS by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the MVS or (ii) affect the rights or special rights of the holders of SVSs, PVS or MVS on a per share basis. Additionally, consent of the holders of a majority of the outstanding MVS will be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the MVS. In connection with the exercise of the voting rights in respect of any such approvals, each holder of MVS will have one vote in respect of each MVS held. At any meeting of holders of MVS called to consider such a separate ordinary resolution, each MVS will entitle the holder to one vote and each fraction of a MVS shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Holders of MVS will be entitled to receive, as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared on the MVS unless the Company simultaneously declares equivalent dividends on (i) the SVS, in an amount equal to the amount of the dividend declared per MVS, and (ii) the PVS, in an amount equal to the dividend declared per MVS multiplied by 80.

The Company Board may declare a stock dividend payable in PVS on the MVS, but only if the directors simultaneously declare a stock dividend payable in: (i) PVS on the SVS, in a number of shares per SVS equal to the amount of the dividend declared per MVS; and (ii) PVS on the PVS, in a number of shares per PVS equal to the amount of the dividend declared per MVS multiplied by 80. The directors of the Company may declare a stock dividend payable in SVS on the MVS, but only if the directors simultaneously declare a stock dividend payable in: (i) SVS on the SVSs, in a number of shares per SVS equal to the amount of the dividend declared per MVS; and (ii) SVS on the PVS, in a number of shares per PVS equal to the amount of the dividend declared per MVS multiplied by 80.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of MVS will be entitled to participate rateably along with the holders of PVS and SVS, with the amount of such distribution per MVS equal to each of: (i) the amount of such distribution per SVS; and (ii) the amount of such distribution per PVS divided by 80. Each fraction of a MVS will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole MVS.

No MVS may be transferred by the holder thereof without the prior written consent of the Company Board, except a holder of MVS as of the date of initial issuance of MVS (the “Initial Holder”) is permitted to transfer MVS prior to the Initial Conversion Date to another Initial Holder.

No subdivision or consolidation of the MVS shall occur unless, simultaneously, the SVS and the PVS are subdivided or consolidated using the same divisor or multiplier.

In an offer is made to purchase SVS or PVS, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the PVS or SVS may then be listed, to be made to all or substantially all of the holders of PVS or SVS in a province or territory of Canada to which the requirement applies (such offer to purchase, a “MVS Offer”), then such MVS Offer will be extended by the offeror to the holders of MVS(which will not be required to convert in order to participate in the MVS Offer) for consideration per MVS equal to 0.0125 of the consideration offered per PVS or (ii) the consideration offered per SVS, as applicable.

Additionally, all, all MVS Initial Holders have executed a “coattail agreement” which affords additional rights to PVS and SVS holders – specifically, if a bid or offer is made solely for MVS, the SVS and PVS holders have the ability to “tag along” if required under the specific terms of the coattail agreement. The agreement is available under the Company’s SEDAR profile, available at www.sedar.com.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

7	MARKET FOR THE SECURITIES

7.1	Trading Price and Volume

Our common shares are listed and posted for trading on the CSE under the symbol “FFNT”. The table below sets forth the monthly high and low closing prices and trading volumes for the common shares traded through the CSE for the period from January 1, 2019 to December 31, 2019. For the period January 1, 2019 through July 31, 2019, the data below is reflective of the trading price and volume of Cannex’s common equity, which was traded on the CSE under the symbol “CNNX.”

Month	High		Low		Average Daily Volume
January 2019	C$	1.00	C$	0.93	233,117
February 2019	C$	1.75	C$	1.59	262,234
March 2019		N/A		N/A	0 (Stock was halted due to announced but not completed business combination with Cannex)
April 2019	C$	2.18	C$	1.96	228,159
May 2019	C$	1.40	C$	1.31	181,129
June 2019	C$	1.49	C$	1.43	97,631
July 2019	C$	1.25	C$	1.15	78,289
August 2019	C$	0.73	C$	.70	182,754
September 2019	C$	0.70	C$	0.65	221,914
October 2019	C$	0.56	C$	0.54	151,612
November 2019	C$	0.56	C$	0.51	118,125
December 2019	C$	0.59	C$	0.55	116,163

Source: FactSet.

7.2	Prior Sales

The following tables list, for each class of our securities outstanding but not listed or quoted on a marketplace, the price at which such securities have been issued during the most recently completed financial year by the Company and their date of issuance:

	Issue Date	Number Issued	Price
Class A Converted Restricted Voting Shares of Cannex Capital Holdings Inc.
Acquisition of Pure Ratios Holdings, Inc.	June 10, 2019	3,500,665	C$	1.19
Class B Proportionate Voting Shares
Business Combination with Cannex Capital Holdings Inc, 4Front Holdings LLC and 1196260 B.C. Ltd.	July 31, 2019	3,908,069	C$	1.25
Class C Multiple Voting Shares
Business Combination with Cannex Capital Holdings Inc, 4Front Holdings LLC and 1196260 B.C. Ltd.	July 31, 2019	1,276,209	C$	1.19

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Warrants

	Issue Date	Expiry Date	Exercise Price		Number Issued
Share Purchase Warrants
	July 31, 2019	March 12, 2020	C$	1.50	21,908,233
Broker / Finder Warrants
	July 31, 2019	October 23, 2020	C$	0.53	3,413,416
	July 31, 2019	March 12, 2020	C$	1.00	1,354,321
	July 31, 2019	November 21, 2021	C$	80.00	87,500
	July 31, 2019	November 21, 2021	C$	106.40	56,391
	July 31, 2019	November 21, 2021	C$	159.20	25,126

Stock Options

In conjunction with our business combination with Cannex, our shareholders approved our stock option plan, under which we are authorized to grant options to directors, employees and consultants to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of our stock for a period preceding the date of grant. The options can be granted for a maximum term of ten years and vest as determined by our board of directors. Our shares trade in Canadian dollars and options granted to date have been denominated in both Canadian and U.S. funds.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

At December 31, 2019, stock options to purchase our SVS and PVS are outstanding as follows:

Issue Date	Expiry Date	Exercise Price	Number Issued
Class A Subordinate Voting Share Option
February 1, 2019	February 1, 2024	$1.00	200,000
June 12, 2019	June 12, 2024	$1.50	25,688
August 22, 2019	August 22, 2024	$1.00	500,000
Class B Proportionate Voting Share Option
June 12, 2019	June 12, 2024	$120.00	15,000
June 17, 2019	June 17, 2024	$120.00	10,000
August 22, 2019	August 22, 2024	$64.00	105,300
August 22, 2019	August 22, 2024	$80.00	84,375
November 1, 2019	November 1, 2024	$64.00	15,000
November 6, 2019	November 6, 2019	$64.00	188

8	SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Security Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class

Class A Subordinate Voting Shares (“SVS”) & Class B Subordinate Proportionate Voting Shares (“PVS”)

253,000,000, on an as-converted to SVS basis, are subject to contractual resale restrictions as announced by the Company by press release dated August 26, 2019 (the “Escrowed Shares”). The escrow is contractual, and a depository does not hold the Escrowed Shares.

The Escrowed Shares holders’ ability to sell the shares was restricted to 5% of their holdings every 3 months starting on October 2019 for one year, and then 10% released every three months thereafter until July 2022. A complete copy of the agreement can be found on the Company’s profile on SEDAR at www.sedar.com

~48% of combined SVS and PVS Shares (as of January 31, 2020, PVS shares may be freely converted into SVS shares).

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

9	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following table lists, for each of the directors and our executive officers, the individual’s name, country and province or state of residence, position held with us, principal occupation, security ownership details, and, in the case of the directors, the period during which the individual has served as one of our directors. This information is as of December 31, 2019 except as noted

Name Province/State Country of Residence	Position with 4Front	Period Served as Officer or Director	Principal Occupation for the past five years	Number of Voting Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Securities Held(2)
Josh Rosen Arizona, USA	Chief executive officer and director[1]	Chief executive officer July 31, 2019 to March 30, 2020. Director July 31, 2019 to present, serving as executive chairman from March 30, 2020 to present.	4Front Holdings, LLC – Chief Executive Officer.	2,566 PVS 309,418 MVS 239,000 SVS(4) 290,274 PVS(5)

Leo Gontmakher Puerto Rico, USA	Chief operating officer and director[2]	Chief operating officer July 31, 2019 to March 30, 2020. Chief executive officer March 30, 2020 to present	Chief operating officer of Cannex March 12, 2018 to July 31, 2019. Chief operating officer and then president, July 31, 2019 to present.	30,313,057 SVS

[1]	Mr. Rosen moved from his role as CEO to Executive Chairman in March 2020.
[2]	Mr. Gotmakher was appointed as chief executive officer of the Company in 2020.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Name Province/State Country of Residence	Position with 4Front	Period Served as Officer or Director	Principal Occupation for the past five years	Number of Voting Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Securities Held(2)
Kris Kane Illinois, USA	President	President July 31, 2019 to present.	President of 4Front and its predecessor companies since 2011.	138,188 MVS 130,191 PVS

Andrew Thut Massachusetts, USA	Chief Investment Officer	Chief investment officer, July 31, 2019 to present.	4Front Holdings LLC – Chief Financial Officer Mission Partners LLC – Chief Executive Officer BlackRock Small Cap Growth Fund – Managing director and portfolio manager	154,956 MVS 145,000 SVS 239,000 SVS(6) 145,987 PVS

Brad Kotansky[3] Arizona, USA	Chief Financial Officer	September 3, 2019 to March 30, 2020	Investor and Entrepreneur	0

Glenn Backus, Illinois, USA[4]	President, Mission	July 31, 2019 to April 20, 2020.	Principal at IG Partners; SVP of brand innovation at Topco Associates, LLC	0

Leise Rosman, Indiana, USA	Chief Administrative Officer	July 31, 2019 to December 20, 2019	4Fornt Holdings LLC – Chief Operating Officer	26,408 PVS

David Daily Texas, USA	Independent Director	July 31, 2019 to present.	Gravitron, LLC – Chief Executive Officer.	0

Eric Rey California, USA	Independent Director, Chairman	July 31, 2019 to present	Arcadia Biosciences – President and Chief Executive Officer.	20,000 SVS

[3]

Mr. Kotansky resigned as chief financial officer in March 2020. Ms. Nicolle Dorsey was appointed in his place. Prior to joining 4Front, Nicolle served as Principal Accounting Officer and Controller at RGS Energy, a publicly traded solar energy company. Her accounting background includes serving as both assistant controller and senior corporate accountant for several public and private companies in various utility and energy industries. Ms. Dorsey has extensive knowledge of technical accounting, financial forecasting, financial analysis, and business operations. She also worked for Cloud Peak Energy, a publicly held coal-producing company, as a senior accountant, and she is a licensed certified public accountant and has a BBA degree in accounting and a Master of Accountancy from the University of Wisconsin.

[4]	Indirect Ownership: KEA Capital, LLC
[5]	Indirect Ownership: The Rosen Family Living Trust

[6]	Indirect Ownership: KEA Capital, LLC
[4]	Mr. Backus resigned in October 2019.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Name Province/State Country of Residence	Position with 4Front	Period Served as Officer or Director	Principal Occupation for the past five years	Number of Voting Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Percentage of Securities Held(2)
Kathi Lentzsch Washington, USA	Independent Director	September 23, 2019 to present.	Bartell Drugs – Chief Executive Officer and President. Elephant Pharmacy – Founder and Chief Executive Officer.	0
Betty Aldworth Colorado, USA	Independent Director	September 23, 2019 to present.	Students for Sensible Drug Policy – Executive Director	113 SVS

9.2	Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our directors or officers is, or at the date of this AIF, has been within 10 years before the date of this AIF:

1.	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

2.

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer.

For the purposes of this section, “order” means: (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

9.3	Conflicts of Interest

None.

10	PROMOTERS

None.

11	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We were not party to or the subject of, any legal proceedings during the year ended December 31, 2019 or to the date of this AIF that require disclosure or regulatory actions in this AIF. We are not aware that any such proceedings are currently contemplated.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

12	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, none of the following persons or companies had any interest in a material transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect 4Front:

1.	a director or executive officer of our company;

2.	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of our outstanding voting securities; and

3.	an associate or affiliate of any of the persons or companies referred to in paragraphs (1) and (2) above.

In two instances, 4Front maintains a contractual relationship with entities that are wholly owned by 4Front officers. MP Illinois, a single-member LLC owned by Mr. Rosen, holds a nominee agreement with Mission, pledging MP Illinois’ ownership interests in Mission Illinois and Illinois Grown Medicine to Mission.

Mr. Leonid Gontmakher, CEO of the Company, is a part-owner of LI Lending LLC, which has extended the company a $45,000,000 construction loan as described in Section 14.

Mr. Gerald Derevyanny, an employee of the company, is the sole owner of 7Point, which leases the Elma Grow from a subsidiary of the Company, and therefore has a material interest in agreements between the Company’s subsidiaries and 7Point. Mr. Vlad Orlovskii, an employee of the Company and holder or beneficial controller of approximately 26 million shares of Class A Subordinate Voting Shares (“SVS”), as an owner of NWCS, has a material interest in agreements between the Company and NWCS.

13	TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the subordinated voting shares of 4Front is Alliance Trust Company located at 407-2nd Street SW, Calgary, Alberta T2P 2Y3.

14	MATERIAL CONTRACTS

There are no other contracts, other than those elsewhere disclosed in this AIF and those entered into in the ordinary course of business, that are material to us other than as noted below:

1.

Business Combination Agreement dated March 1, 2019 between 4Front Holdings LLC, 4Front Corp., 1196260 B.C. Ltd. and Cannex Capital Holdings Inc., whereby the parties completed an amalgamation pursuant to a plan of arrangement which resulted in the issuance of 340.4 million SVS equivalents to the former holders of Holdings membership units and the creation of the Company as the continuing entity.

2.

Senior secured convertible notes issued by Cannex Capital Holdings Inc. on November 21, 2018 to Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P. See Section 3.1 for more information.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

3.

Construction Loan Agreements dated May 10, 2019, by and between Linchpin Investors LLC, a subsidiary of the Company, and LI Lending LLC, in the amount of up-to $50,000,000 (later modified to up-to $45,000,000) (the “Loan”). All amounts advanced under the Loan: (1) bear interest, payable in cash monthly, of 10.25%; (2) are payable at maturity on May 10, 2024; (3) are subject to a 20% repayment premium at maturity (i.e. $54,000,000 will be due at maturity). An officer of the Company is a part-owner of LI Lending LLC, please see the related party transaction disclosure in the Company’s condensed consolidated financial statements for the period ended December 31, 2019, available under the Company’s profile on SEDAR (www.sedar.com).

4.	Share purchase agreement dated November 20, 2018 between Mission Partners USA, LLC and Healthy Pharms, Inc. See Section 3.1 for more information.

5.

Lock-up agreement dated August 22, 2019, by and among 4Front Ventures Corp. and each of Camelback Ventures, LLC, Joshua Rosen, Trevor Pratte, Karl Chowscano, Andrew Thut, Kris Krane, Leo Gontmakher, Arkadi Gontmakher, Vlad Orlovskii, Oleg Orlovskii, Roman Tkachenko and Glenn Backus. See Section 8 for more information.

6.

Amended and restated securities purchase agreement dated July 31, 2019 among Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., Gotham Green Credit Partners SPV 2, L.P., Gotham Green Fund II, L.P., Gotham Green Fund II (Q), L.P., 4Front Ventures Corp., Cannex Holdings (Nevada) Inc., 4Front Ventures Corp., 4Front U.S. Holdings Inc. and Cannex Holdings (Nevada) Inc., as amended on January 29, 2020 and March 20, 2020. See Section 3.1 for more information.

7.	Stock purchase agreement dated November 13, 2018 by and among 4Front Holdings LLC, Paul Overgaag, Nathaniel Averill and Healthy Pharms Inc. See Section 3.1 for more information.

8.

Industrial building lease dated September 1, 2015 by and between Kinzie Properties, LLC, 2400 Greenleaf Partners, LLC, and IL Grown Medicine LLC, as amended August 5, 2019. The lease term is twenty-two years and four months. At December 31, 2019, the Company leased 11,622 square feet of the premises, which increased to encompass the entire premises (93,870 square feet) as of January 1, 2020 pursuant to the August 2019 amendment. Permissible uses of the building are cannabis cultivation, processing, and distribution in accordance with Illinois law. For 2019 the base rent per square foot per year was $10.93, with such rate changing to $6.00 for 2020.

15	INTERESTS OF EXPERTS

None.

16	AUDIT COMMITTEE INFORMATION

National Instrument 52-110 of the Canadian Securities Administrators (“NI-52-110”), specifically Form 52-110F1 Audit Committee Information Required in an AIF requires us to disclose annually in our AIF certain information concerning the constitution of our audit committee and our relationship with our independent auditor.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Audit Committee Charter

The text of our audit committee charter is set out as Schedule “A” to this AIF.

Composition of the Audit Committee

The members of the audit committee are Eric Rey, David Daly and Betty Aldworth. As defined in MI 52-110, all are “independent”. All of the audit committee members are financially literate as defined in MI 52-110.

Relevant Education and Experience

A summary of each audit committee member’s respective experience is below:

Eric Rey has managed agricultural research, product development and commercial programs for more than 35 years, with 29 years focused specifically on food, feed and industrial products from agricultural biotechnology. He served as the President and Chief Executive Officer of Arcadia Biosciences, Inc., a company he co-founded in 2003 and took public in 2015, from August 2003 to February 11, 2016. Prior to Arcadia Biosciences, he served as a Partner in the Rockridge Group, a management consulting firm focused on the agricultural biotechnology industry. Prior to Rockridge Group, Mr. Rey served as Vice President of Operations for Calgene Oils Division of the Monsanto Company. In his 17 years at Calgene, Mr. Rey was responsible for the establishment and management of its operational, plant breeding, product development and agricultural infrastructure. At Calgene, he managed the start-up of one operating Subsidiary that developed and marketed agricultural seed products. Throughout his career Mr. Rey has established and managed strategic relationships with major food and consumer product, food processing, industrial product, agricultural product, plant genetics and technology companies. He served as a Director of Arcadia Biosciences, Inc. (NASDAQ: RKDA) from 2003 to February 2016 and re-joined the Board of Directors on June 7, 2017. Mr. Rey has been a director of Phytelligence, Inc. since 2015. He serves as a Director of Texas Crop Science LLC. He also has been a Director of Micropep Technologies since 2018. Mr. Rey held positions involved in biological pest control with the California Department of Food and Agriculture. Mr. Rey holds a B.S. in Plant Science from University of California at Davis.

David Daily is Founder & CEO of Gravitron, LLC which he started in 2004. Commonly known as Grav.com, its original invention was the first all-glass gravity bong, the Gravitron. Since the Gravitron, Dave has designed or led the Grav design team to bring over 500 unique top-line products to the cannabis market. In 2018, Grav was named in the 50 best companies to work for in cannabis by MG magazine.

Betty Aldworth is executive director of Students for Sensible Drug Policy, the largest single-issue student advocacy organization in the world. Since joining SSDP in 2014, she has led the organization through its most substantial growth period: SSDP’s member base and campuses have doubled, global presence has quadrupled, and as a result the policy-change and education efforts members are leading have grown immeasurably. She previously served as deputy director of the National Cannabis Industry Association and, before that, worked as a consultant helping cannabis-related businesses and nonprofit organizations manage community outreach, public relations, advocacy, and policy reform. She served as spokesperson and advocacy director for Colorado’s successful 2012 Campaign to Regulate Cannabis Like Alcohol.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by our board of directors.

External Audit Fees

In the following table, “audit fees” are fees billed by our external auditor for services provided in auditing our annual financial statements. “Non-audit fees” are fees not included in audit fees but are billed by our auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. In fiscal 2019 and 2018, these fees included costs associated with auditor involvement with our listing statement. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit- Related Fees		Tax Fees	All Other Fees
December 31, 2019	$529,964	$	nil	$112,420	$	nil
December 31, 2018	$260,539	$	nil	$30,000	$	nil

17	COMPENSATION COMMITTEE INFORMATION

Compensation Committee Charter

The text of our compensation committee charter is set out as Schedule “B” to this AIF.

Composition of the Compensation Committee

The members of the compensation committee are Kathi Lentzsch, Eric Rey, David Daly and Betty Aldworth.

Relevant Education and Experience

A summary of each compensation committee member’s respective experience is below:

Kathi Lentzsch is the current CEO and president of Bartell Drugs, one of the oldest and largest independent pharmacy chains in the country. Ms. Lentzsch has more than three decades of experience in retail operations and management, including time in executive roles at Pottery Barn, Pier 1 Imports, and Cost Plus World Market, a subsidiary of Bed, Bath and Beyond. Kathi also previously served as CEO of Elephant Pharmacy, a new pharmacy concept that offered health-conscious consumers a health- and wellness-minded product selection, including a mix of allopathic, alternative and more holistic remedies. It was during her time at Elephant Pharmacy that Ms. Lentzsch became interested in medical cannabis.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Eric Rey has managed agricultural research, product development and commercial programs for more than 35 years, with 29 years focused specifically on food, feed and industrial products from agricultural biotechnology. He served as the President and Chief Executive Officer of Arcadia Biosciences, Inc., a company he co-founded in 2003 and took public in 2015, from August 2003 to February 11, 2016. Prior to Arcadia Biosciences, he served as a Partner in the Rockridge Group, a management consulting firm focused on the agricultural biotechnology industry. Prior to Rockridge Group, Mr. Rey served as Vice President of Operations for Calgene Oils Division of the Monsanto Company. In his 17 years at Calgene, Mr. Rey was responsible for the establishment and management of its operational, plant breeding, product development and agricultural infrastructure. At Calgene, he managed the start-up of one operating Subsidiary that developed and marketed agricultural seed products. Throughout his career Mr. Rey has established and managed strategic relationships with major food and consumer product, food processing, industrial product, agricultural product, plant genetics and technology companies. He served as a Director of Arcadia Biosciences, Inc. (NASDAQ: RKDA) from 2003 to February 2016 and re-joined the Board of Directors on June 7, 2017. Mr. Rey has been a director of Phytelligence, Inc. since 2015. He serves as a Director of Texas Crop Science LLC. He also has been a Director of Micropep Technologies since 2018. Mr. Rey held positions involved in biological pest control with the California Department of Food and Agriculture. Mr. Rey holds a B.S. in Plant Science from University of California at Davis.

David Daily is Founder & CEO of Gravitron, LLC which he started in 2004. Commonly known as Grav.com, its original invention was the first all-glass gravity bong, the Gravitron. Since the Gravitron, Dave has designed or led the Grav design team to bring over 500 unique top-line products to the cannabis market. In 2018, Grav was named in the 50 best companies to work for in cannabis by MG magazine.

Betty Aldworth is executive director of Students for Sensible Drug Policy, the largest single-issue student advocacy organization in the world. Since joining SSDP in 2014, she has led the organization through its most substantial growth period: SSDP’s member base and campuses have doubled, global presence has quadrupled, and as a result the policy-change and education efforts members are leading have grown immeasurably. She previously served as deputy director of the National Cannabis Industry Association and, before that, worked as a consultant helping cannabis-related businesses and nonprofit organizations manage community outreach, public relations, advocacy, and policy reform. She served as spokesperson and advocacy director for Colorado’s successful 2012 Campaign to Regulate Cannabis Like Alcohol.

18	BOARD COMPENSATION

Directors who are employees of 4Front receive no additional compensation for their services as directors. Accordingly, Messrs. Rosen and Gontmakher will receive no additional compensation for their service on the Board of Directors during 2019-2020.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

The cash retainer for each non-employee director shall be $2,000 per month of service. Compensation shall begin for service commencing on July 31, 2019 for Dave Daily and Eric Rey and for service commencing on September 23, 2019 for Betty Aldworth and Kathi Lentzsch.

For their service during 2019 – 2020 each non-management director shall receive the option to purchase 7,500 Class B Proportionate Voting Shares in the capital stock of the Company at a purchase price of CAD $64.00 per share. The options will not be exercisable unless and until they have vested in accordance with the terms of the Class B Option Plan and the vesting schedule contained in the Director’s Option Certificate.

The Compensation Committee shall periodically review 4Front’s director compensation program with the assistance of its compensation consultant(s), and make recommendations to the Board regarding the same. The term all current board members is until the Company annual general meeting, which must currently be held no later than January 31, 2021.

19	ADDITIONAL DISCLOSURE

We shall provide to any person or company, upon request to our corporate secretary:

1.	When securities of 4Front are in the course of distribution under a preliminary short form prospectus or a short form prospectus;

a.	One copy of our AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

b.

One copy of our comparative financial statements for our most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of our most recent interim financial statements that have been filed, if any, for any period after the end of our most recently completed financial year;

c.

One copy of our information circular in respect to our most recent or upcoming annual meeting of shareholders that involved the election or directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

d.

One copy of any other documents that are incorporated by reference into the short form preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c); or

2.

at any other time, one copy of any other documents referred to in clauses (1)(a), (b) and (c), provided that we may require the payment of a reasonable charge if the request is made by a person or a company who is not a security holder of 4Front.

Additional information is contained in our the management information circular, for our 2019 annual general and special meeting of our shareholders, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities authorized for issuance under equity compensation plans and interests of insiders in material transactions. Additional financial information is provided in our audited annual and quarterly interim financial statements and management discussion and analysis for the financial year ended December 31, 2019. Copies of each of our information circular and financial statements and management’s discussion and analysis have been filed with each applicable securities commission and are available on SEDAR at www.sedar.com under 4Front’s profile.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

19.1	Executive Compensation

The following table sets forth the compensation to be paid or awarded to each Named Executive Officer (or “NEO”) and director the Company for the period ended December 31, 2019.

Table of Compensation Excluding Compensation Securities
Name & position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of Perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Josh Rosen CEO & Director	2019	$371,611	25% - 50% at board discretion	N/A	N/A	N/A	$371,611
David Croom CFO (Vacated Position September 3, 2019)	2019	$14,583	Future bonuses at board discretion	N/A	N/A	N/A	$14,583
Brad Kotansky CFO (Appointed September 3, 2019)	2019	$115,385	Future bonuses at board discretion	N/A	N/A	N/A	$115,385
Leo Gontmakher COO	2019	$166,667	Future bonuses at board discretion	N/A	N/A	N/A	$166,667
Leise Rosman Chief Administrative Officer (Resigned September 3, 2019)	2019	$216,632	25% - 50% at board discretion	N/A	N/A	N/A	$216,632
Glenn Backus	2019	$262,442	Future bonuses at board discretion	N/A	N/A	N/A	$262,442
Kris Krane	2019	$211,008	Future bonuses at board discretion	N/A	N/A	N/A	$211,008
Trevor Pratte	2019	$192,146	Future bonuses at board discretion	N/A	N/A	N/A	$192,146

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Stock Options and Other Compensation Securities

Compensation Securities
Name & position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class (1)	Date of issue or grant (2)	Issue, conversion or exercise price ($)		Closing price of security or underlying security on date of grant ($)		Closing price of security or underlying security at year end ($)	Expiry Date ($)
Josh Rosen CEO & Director	Share Purchase Options Share Purchase Options	4,095 PVS 25,000 PVS	October 1, 2014 August 22, 2019	$ $	8.00 80.00	$	N/A 0.79 (SVS)	$0.59 (SVS)	September 16, 2024 August 22, 2024
David Croom CFO (Vacated Position September 3, 2019)	Share Purchase Options Share Purchase Options	7,500 PVS 5,625 PVS	October 5, 2018 August 22, 2019	$ $	80.00 80.00	$ $	0.84(5) 0.79 (SVS)	$0.59 (SVS)	October 5, 2023 August 22, 2024

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Brad Kotanksy, Chief Financial Officer (Appointed September 3, 2019)	Share Purchase Options	6,250 PVS		August 22, 2019		$64.00		$0.79 (SVS)	$0.59 (SVS)	August 22, 2024
Leo Gontmakher, Chief Operating Officer and Director	Share Purchase Options Share Purchase Options	22,500 PVS 8,750 PVS		December 11, 2017 August 22, 2018	$ $	80.00 80.00	$ $	1.00(5) 0.79 (SVS)	$0.59 (SVS)	December 11, 2022 August 22, 2024
Leise Rosman Chief Administrative Officer (Resigned September 3, 2019)	Share Purchase Options Share Purchase Options	4,095 PVS 6,250 PVS	(3)	June 1, 2015 & October 1, 2014 August 22, 2019	$ $	8.00 80.00	$	N/A 0.79 (SVS)	$0.59 (SVS)	September 16, 2024 August 22, 2024
Glenn Backus, President, Mission (Employment Terminated as of April 3, 2020)	Share Purchase Options	1,875 PVS	(4)	August 22, 2019		$80.00		$0.79 (SVS)	$0.59 (SVS)	August 22, 2024
Kris Krane, President of Business Development	Share Purchase Options Share Purchase Options	34,123 PVS 9,375 PVS		October 1, 2014 and September 16, 2014 August 22, 2019	$ $	8.00 80.00	$	N/A 0.79 (SVS)	$0.59 (SVS)	September 16, 2024 August 19, 2024
Trevor Pratte, Executive Vice President	Share Purchase Options	4,095 PVS		October 1, 2014		$8.00		N/A	$0.59 (SVS)	September 16, 2024
Eric Rey, Lead Director	Share Purchase Options	7,500 PVS		August 22, 2019		$64.00		$0.79 (SVS)	$0.59 (SVS)	August 22, 2024
David Daily, Director	Share Purchase Options	7,500 PVS		August 22, 2019		$64.00		$0.79 (SVS)	$0.59 (SVS)	August 22, 2024
Betty Aldworth, Director	Share Purchase Options	7,500		November 1, 2019		$64.00		$0.52 (SVS)	$0.59 (SVS)	November 1, 2024
Kathi Lentzsch, Director	Share Purchase Options	7,500		November 1, 2019		$64.00		$0.52 (SVS)	$0.59 (SVS)	November 1, 2024

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

(1)	Class B Proportionate Voting Shares (PVS) are convertible to Class A Subordinate Voting Shares (SVS) at 80:1.
(2)	All Option Awards granted prior to July 31, 2019 were replaced with new awards dated as of July 31, 2019.
(3)	The Option Awarded dated August 22, 2019 to Leise Rosman was cancelled 30 days following termination of employment with the Company.
(4)	The Option Awarded dated August 22, 2019 to Glenn Backus was cancelled 30 days following termination of employment with the Company.
(5)	The Closing Price indicated here is the closing price of the stock of Cannex Capital Holdings, Inc.

Notes:

Exercise of Compensation Securities by Directors and NEOs
Name & position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise ($)	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Josh Rosen CEO & Director	N/A	Nil	Nil	N/A	Nil	Nil	Nil
David Croom CFO (Resigned September 3, 2019)	N/A	Nil	Nil	Nil	Nil	Nil	N/A
Brad Kotanksy CFO (Appointed September 3, 2019)	N/A	Nil	Nil	Nil	Nil	Nil	N/A
Leo Gontmakher COO	N/A	Nil	Nil	Nil	Nil	Nil	N/A
Leise Rosman Chief Administrative Officer	N/A	Nil	Nil	N/A	Nil	Nil	Nil
Glenn Backus	N/A	Nil	Nil	N/A	Nil	Nil	Nil
Kris Krane	N/A	Nil	Nil	N/A	Nil	Nil	Nil
Trevor Pratte	N/A	Nil	Nil	N/A	Nil	Nil	Nil

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Stock Option Plans and Other Incentive Plans

Please see the Company’s Listing Statement, Form 2A, available at www.thecse.com, Section 9 entitled “Options to Purchase Securities – Summary of Company Equity Incentive Plans” for more information.

Employment, Consulting and Management Agreements

Other than as disclosed herein, the Company does not have any contracts, agreements, plans or arrangements that provide for payments to any Named Executive Officer (“NEO”) at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Three employees of the Company had agreements which provided for certain rights upon termination and/or a change of control as of December 31, 2019. As of the date of this AIF, one employee remains with the Company and the remaining two have come to agreement with the Company regarding the terms of their separation.

Oversight and Description of Director and NEO Compensation

Philosophy and Objectives

The objectives of the Company’s compensation policies and procedures are to align the interest of the Company’s NEO’s with the interests of the shareholders of the Company. The primary goal of the Company’s executive compensation package is to attract and retain key executives necessary for the Company’s long-term success and encourage NEO’s to further the development of the Company and its operations.

The Compensation Committee of the Company periodically reviews the compensation of its executives and makes changes as appropriate. Compensation is not tied to performance criteria or goals such as milestones, agreements, or transactions. The Company does not use a “peer group” to determine compensation. All tasks related to developing and monitoring the Company’s approach with respect to compensation of NEO’s of the Company are performed by the Compensation Committee.

Elements of Executive Compensation

The Company’s executive compensation program currently consists of the following elements: (i) base salary or consulting fees; (ii) bonus payments, and (iii) long-term incentives in the form of participation in the stock option plan. The Compensation Committee reviews the compensation of NEO’s and will make adjustments, as necessary, to ensure the compensation of NEO’s is commensurate with the services they provide.

Base Salary or Consulting Fees

The Compensation Committee considers the following factors when determining a NEO’s base salary or consulting fees:

(a)	Particular responsibilities related to the position;

(b)	The experience level of the NEO;

(c)	The amount of time and commitment the NEO devotes to the Company; and

(d)	The NEO’s overall performance and performance in relation to the achievement of the Company’s objectives.

Bonus Payments

The Compensation Committee exercises discretion as to whether and when a bonus payment to a NEO is made. The amount paid is based on the Compensation Committee’s assessment of the Company’s performance and meeting of corporate objectives. Factors considered in determining bonus amounts include individual performance, financial and operational criteria. The Company did not award any bonuses to a NEO in the most recent financial year ended December 31, 2019.

4Front Ventures Corp.

Form 51-102F2

Annual Information Form - 2019

Long-Term Incentives

The Company currently offers equity participation in the Company through its stock option plan.

Recent Significant Changes to the Company’s Compensation Policies

There have been no significant changes to the Company’s compensation policies during the financial year ended December 31, 2019 that could or will have an effect on NEO compensation.

Pension Disclosure

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

Indebtedness of Directors and Officers

None of the directors or officers of the Company, nor any of their Associates, are indebted to the Company, and neither will any indebtedness of any of these individuals or Associates to another entity be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

4Front Ventures Corp.

Schedule A

To Annual Information Form

Fiscal Year Ended December 31, 2019

4Front Ventures Corp.

AUDIT COMMITTEE CHARTER

1.	PURPOSE & OBJECTIVES OF THE COMMITTEE

•	The Audit Committee (“Committee”) is a committee of the Board of Directors (the “Board”) of 4Front Ventures Corp. (“4Front”).

•

The main objective and role of the Committee is to assist the Board in discharging its responsibility to exercise due care, diligence and skill in relation to 4Front and its subsidiaries in relation to:

•	Financial Reporting

•	Application of accounting policies;

•	Management reports;

•	Semi-annual and annual reports;

•	Financial management;

•	Audit Functions and Coverage

•	Internal (including internally sourced and outsourced); and

•	External.

2.	MEMBERSHIP OF THE COMMITTEE

•	The Committee shall be comprised of a minimum of three Directors, appointed by the Board, a majority of which shall be independent under applicable securities legislation.

•	All members of the Committee shall be “financially literate” within the meaning of National Instrument 52-110—Audit Committees.

•	The Board shall appoint a chair of the Committee (“Chair”) from the independent members of the Committee.

3.	MEETINGS OF THE COMMITTEE

•	Meetings shall be held not less than three times a year, having regard to 4Front’s semi-annual and annual reporting and audit cycle including timing of Board meetings.

•	Any member of the Committee, the CEO, the Chief Financial Officer (“CFO”) or the external auditors may request a meeting at any time they consider it necessary.

•	A quorum for a meeting of the Committee shall be three members.

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The Committee may have in attendance such members of management, including the CFO, and such other persons, including the internal and external auditors, as it considers necessary to provide appropriate information and explanations.

•	All Directors who are not members of the Committee shall be entitled to attend meetings of the Committee only at the invitation of the Committee.

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4Front Ventures Corp.

Schedule A

To Annual Information Form

Fiscal Year Ended December 31, 2019

•	The CEO shall not attend those meetings which the Committee chooses to hold without any of the executives present.

•	Reasonable notice of meetings and the business to be conducted shall be given to the members of the Committee, all other members of the Board, the CEO the CFO and the internal and external auditors.

•	Minutes of all meetings shall be kept by the Board secretary.

4.	RESPONSIBILITIES OF THE COMMITTEE

The Committee has oversight responsibility in two areas:

•	Financial Reporting

•	Audit Functions and Coverage

4.1	Financial Reporting

The Committee has responsibility for:

•	Ensuring that 4Front retains accurate financial and accounting records.

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Obtaining from the CEO and the CFO a formal statement that 4Front’s financial reports present a true and fair view, in all material respects, and 4Front’s financial condition and operational results are in accordance with applicable accounting standards.

•	Reviewing the interim and annual financial statements and reports.

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Oversight of compliance and statutory responsibilities relating to financial regulations and guidelines and rules of the Canadian Securities Exchange, or such other stock exchange 4Front’s shares principally trade on.

•	Reviewing financial information prior to its public dissemination.

•	Reviewing 4Front’s accounting policies and reporting requirements to ensure accuracy and timeliness and the inclusion of appropriate disclosures.

•	Considering matters which might be raised by shareholders at 4Front’s annual meeting of shareholders.

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4Front Ventures Corp.

Schedule A

To Annual Information Form

Fiscal Year Ended December 31, 2019

4.2	Audit Functions and Coverage

The Committee has responsibility for:

•	Recommending the appointment and removal of the internal and the external auditors, their fees and the terms of their engagement.

•	Direct communication with and unrestricted access to the external and internal auditors and accountants.

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Review of the annual audit plans and fees with the internal and the external auditors ensuring coordination and appropriate reliance placed by the external auditors on the work undertaken by internal audit.

•	Monitoring and reviewing the external and internal auditing practices.

•	With respect to services provided by the external auditor:

•	Ensuring the rotation of the external auditor or lead audit partner and peer review partner at least every five years with suitable succession planning.

•	The external auditors are authorised to provide the following types of services:

•	Statutory and other audits.

•	Treasury management.

•	The external auditors will not provide the following types of services:

•	Management consultancy and, in particular, the selection and implementation of technology solutions integrated with the financial information systems.

•	Information and other business risk assurance, including forensic.

•	Outsourcing of internal audit.

•	Purchase and vendor due diligence in M&A, including advice on tax deal structures.

•	Valuation which will then be subject of their audit.

•	Book-keeping services (excluding advice on the statutory accounts).

•	Tax compliance and advisory.

•	Any other advisory services unrelated to the statutory audit required from our external auditors must be first approved by the CFO and if over $20,000 be approved by the Board.

•	Total non-audit fees to be regularly monitored by the Board.

•	With respect to the internal audit function and coverage:

•	This will be determined by management based on the risk management framework as modified from time to time.

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4Front Ventures Corp.

Schedule A

To Annual Information Form

Fiscal Year Ended December 31, 2019

•	Management will determine and report on the resources to be deployed from internal and external sources.

•	Obtaining confirmation as to the adequacy of the internal controls.

•	Receiving reports from completed audits and ensuring that recommendations are agreed, including actions and timelines, with management.

•	Reviewing annually the effectiveness of the internal audit function.

•	Approving the annual internal audit plan.

•	Monitoring the implementation of recommendations made by external and internal auditors’ actions agreed to be implemented by management.

•	Ensuring that reports issued by auditors to management are tabled at Board Meetings together with management’s response.

4.3	Internal Controls

The Committee has responsibility for:

•	Reviewing whether management’s approach to maintaining an effective internal control framework is sound and effective.

•	Ensuring that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

•	Reviewing whether management has in place relevant policies and procedures, and that these are periodically reviewed and updated.

•	Obtaining from the CEO and the CFO a written statement that:

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The statement given to the Audit Committee in respect of 4Front’s financial reports presenting a true and fair view, in all material respects, and 4Front’s financial condition and operational results are in accordance with applicable accounting standards (by the CEO and the CFO) is founded on a sound system of internal compliance and control which implements the policies adopted by the Board; and

•	4Front’s internal compliance and control systems are operating efficiently and effectively in all material respects.

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Ensuring that 4Front maintains appropriate business continuity, material damage and liability insurance covers to ensure that the earnings of the business are well protected from adverse circumstances.

•	Reviewing 4Front’s Code of Business Conduct and Ethics, compliance with the law with respect to financial matters and other relevant legislation under applicable Canadian corporate and securities law.

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4Front Ventures Corp.

Schedule A

To Annual Information Form

Fiscal Year Ended December 31, 2019

•	Review of the frequency and significance of all transactions between 4Front and related parties and assessment of their propriety.

5.	ACCESS AND AUTHORITY

•	The Committee is authorised by the Board to investigate any activity within its terms of reference as set out in Section 4 of this Charter.

•	The Committee is authorised to seek any information it requires from any employee and all employees will be directed to co-operate with any request made by the Committee.

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The Committee is authorised by the Board to obtain, at the expense of 4Front, such outside legal or other independent professional advice, and to arrange for the attendance at meetings, at the expense of 4Front, of outside parties with relevant experience and expertise, as it considers necessary to carry out its responsibilities.

6.	ACCOUNTABILITY AND REPORTING

•	The Committee shall ensure that processes are in place and that those processes are monitored so that the Board is properly and regularly informed and updated on corporate financial matters.

•	The Committee shall maintain direct lines of communication with the external auditors, the CEO, the CFO, and the internal auditors and with management generally.

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Management are required to immediately notify the Committee of any material breakdown in internal controls and any event of fraud or malpractice. Should a material breakdown in internal control be uncovered by the internal auditor or external auditor, management and the internal auditor or external auditor are immediately required to inform the Committee.

•	Any reporting of a material breakdown in internal control and any event of fraud or malpractice must also be accompanied with management’s proposed corrective actions.

•	The Committee shall be provided with copies of all letters between the internal and external auditors and management.

•	After each Committee meeting, the Chair shall report the Committee’s findings and recommendations to the Board.

•	The minutes of all Committee meetings shall be circulated to members and the Board, the CFO and the external auditors.

•	The Chair shall present an annual report to the Board summarizing the Committee’s activities during the year and any related significant results and findings.

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4Front Ventures Corp.

Schedule A

To Annual Information Form

Fiscal Year Ended December 31, 2019

REVIEW	OF THE COMMITTEE AND CHARTER

At least once a year the Committee will undertake a self-review and report on the effectiveness of the Audit Committee to the full Board. The Board will review both this Charter and the Committee’s performance against this Charter annually.

Membership of the Committee will be reviewed each year after the annual meeting and at other times as necessary.

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4Front Ventures Corp.

Schedule B

To Annual Information Form

Fiscal Year Ended December 31, 2019

4FRONT VENTURES CORP.

COMPENSATION COMMITTEE CHARTER

1.	PURPOSE & OBJECTIVES OF THE COMMITTEE

The Compensation Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of 4Front Ventures Corp. (“4Front”).

The main objectives of the Committee are to:

•	Ensure that 4Front has in place a sound remuneration policy framework designed to make sure that:

•	4Front’s management team is fairly and equitably remunerated;

•	the senior employees of 4Front are appropriately rewarded for excellent achievement and performance; and

•	4Front is able to attract and retain high performing people whose skills and attributes are well matched to 4Front’s requirements.

•	Ensure that appropriate and required disclosure is made (in annual filings) of director and executive remuneration, in accordance with regulatory requirements and good governance practices.

•	Ensure that there is an environment and framework where management talent and potential is assessed and developed in line with the requirements of 4Front.

•	Review key executive positions within 4Front to ensure robust succession planning exists.

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Review the composition of the Board and make recommendations to ensure an appropriate mix of skills and experience is maintained and that the Board is operating to a best practice standard of governance.

•	Identify and nominate, for the approval of the Board, candidates to fill vacancies on the Board as and when they arise.

•	Review the independence of independent directors on behalf of the Board.

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4Front Ventures Corp.

Schedule B

To Annual Information Form

Fiscal Year Ended December 31, 2019

2.	MEMBERSHIP OF THE COMMITTEE

•	The Committee will be comprised of at least two non-executive directors of the Board, appointed by the Board.

•	A majority of the Committee members shall be “Independent Directors”.

•	The members of the Committee will be selected at the Board meeting immediately following 4Front’s annual meeting of shareholders and will hold office for the ensuing year.

•	The Chief Executive Officer (“CEO”) shall not be a member of the Committee.

•	The Board will appoint a chair of the Committee (“Chair”) from among the independent members of the committee.

•	The Chair of the Board shall not be the Chair.

3.	MEETINGS OF THE COMMITTEE

•	Meetings of the Committee will be held at least twice a year or at the discretion of the Chair.

•	Any member of the Committee or the CEO may request a meeting at any time they consider it necessary.

•	A quorum for a meeting of the Committee shall be three members, with at least two being non-executive directors.

•	The Committee may have in attendance members of management, and such other persons, including external advisers, as it considers necessary to provide appropriate information, explanation and advice.

•

Subject to the Chairman’s approval, any director not on the Committee may request attendance at a meeting of the Committee. Executive directors will not be entitled to attend meetings where they are conflicted for personal reasons.

•	The CEO will attend at the invitation of the Committee.

•	Reasonable notice of meetings and the business to be conducted shall be given to the members of the Committee, all other members of the Board, and the CEO.

•	Minutes of all meetings shall be kept.

4.	RESPONSIBILITIES OF THE COMMITTEE

The Committee supports the Board on matters relating to staffing and personnel (human resources) and remuneration (both cash and non-cash). The Committee assesses the role and responsibilities, composition, training and membership requirements and remuneration for the Board, including the necessary and desirable competencies of Board members, director succession planning, performance evaluation of the Board and its committees, procedures for selection and appointment of new directors, independence of directors, time commitments of non-executive directors, and recommendations for the appointment and removal of directors. The Committee determines the process for evaluation of Board and director performance and oversees the process so determined.

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4Front Ventures Corp.

Schedule B

To Annual Information Form

Fiscal Year Ended December 31, 2019

Subject to the limitations on the authorities, the Committee’s responsibilities are:

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Ensuring that effective remuneration management systems are in place and that they support 4Front’s wider objectives and strategies. The director and officer remuneration policy is included in Section 6 of this Charter;

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Setting and reviewing the remuneration of the CEO, senior management team and executive directors. The remuneration of the senior executives who report to the CEO is subject to prior recommendation of the CEO;

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Setting the fees of directors and in the process the Committee will consider the advice of consultants, the performance of 4Front, requirements as set out in the service contracts between 4Front and directors and other relevant requirements of 4Front;

•	Setting and reviewing the terms of employment contracts for the personnel referred to above;

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Setting, reviewing and proposing changes to the terms of 4Front’s short-term and long-term incentive plans including any share and option schemes for employees and/or directors, approving any awards of options under such plans and recommending any other employee benefit plans, incentive awards and perquisites with respect to 4Front’s executive officers;

•	Ensuring policies and guidelines are in place to facilitate management performance assessment and development and the encouragement of team member self-development;

•	Considering such other matters relating to remuneration issues as may be referred to it by the Board;

•	Being responsible for identifying and nominating for the approval of the Board, candidates to fill board vacancies as and when they arise;

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Satisfying itself with regard to succession planning, that the processes and plans are in place with regard to both the Board and senior appointments, and reviewing, approving and reporting to the Board annually (or more frequently as required) on succession plans;

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4Front Ventures Corp.

Schedule B

To Annual Information Form

Fiscal Year Ended December 31, 2019

•	Instigating and overseeing the process to identify a shortlist of candidates for the appointment of the CEO;

•	Reviewing the independence of each director based on criteria set pursuant to applicable law and stock exchange requirements; and

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Maintaining and reviewing registers of outside directorships held by directors of 4Front, and considering any potential conflict of interest arising from the appointment of directors to outside boards.

5.	DIRECTOR NOMINATION

The responsibilities of the Board in relation to Board nominations are:

5.1	Being responsible for maintaining and disclosing a Board skills matrix setting out the mix of skills and diversity that the Board currently has or is looking to achieve in its membership.

5.2	Identifying and assessing the necessary and desirable competencies and characteristics for Board membership, including:

•	relevant industry experience;

•	financial literacy and legal and regulatory knowledge;

•	skills, expertise, background and perspective that add to and complement the range of skills, expertise, background and perspective of the existing directors;

•	diversity;

•	health, safety and social responsibility;

•	organisation development and human resources;

•	independence; and

•	the extent to which the candidate would fill a present need on the Board.

5.3	Establishing processes for identifying suitable candidates for appointment to the Board, aiming at an appropriate mix of expertise, diversity, experience and succession;

5.4	To oversee that 4Front:

•

undertakes appropriate checks before appointing a person, or putting forward to its shareholders a candidate for election, as a director, including checks as to a candidate’s character, expertise, education, criminal record and bankruptcy history as required by applicable corporate and securities law;

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4Front Ventures Corp.

Schedule B

To Annual Information Form

Fiscal Year Ended December 31, 2019

•	provides its shareholders with all key information about a candidate to assist their decision as to whether or not to elect or re-elect the candidate;

•	if the director is appointed by the Board, ensure that all material information regarding the candidate, including negative information, is provided to the Board;

•	has a written agreement with each director and member of the executive setting out the terms of his or her engagement or employment, if applicable;

•	has a process for periodically evaluating the performance of the Board;

5.5	See that succession plans for Board and the executive in place are appropriate; and

5.6	Recommending the removal of directors from the Board, if permitted under Canadian corporate and securities law.

6.	DIRECTOR AND OFFICER REMUNERATION

20	REMUNERATION POLICY

6.1

Our policy is that remuneration should be fair and reflect the principle of equal pay throughout the organisation based on the value of services performed within the context of a competitive market, and having regard to the individuals’ experience, skills and performance.

6.2	Remuneration may incorporate fixed and variable components with both a short-term and long-term focus.

6.3	In respect of executive remuneration, remuneration packages should include an appropriate balance of fixed and performance-based remuneration and may contain any or all of the following:

•	Fixed remuneration – this should:

•	Be reasonable and fair;

•	Take into account 4Front’s legal and industrial obligations and labour market conditions;

•	Be relative to the scale of 4Front’s business and complexity of the role; and

•	Reflect core performance requirements and expectations;

•	Performance-based remuneration – this should:

•	Take into account individual and corporate performance; and

•	Be linked to clearly-specified performance targets, which should be:

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4Front Ventures Corp.

Schedule B

To Annual Information Form

Fiscal Year Ended December 31, 2019

(a)	Aligned to 4Front’s strategy; and

(b)	Appropriate to its circumstances, goals and risk appetite;

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Equity-based remuneration – this can include stock options or performance shares, if applicable, and is especially effective when linked to hurdles that are aligned to 4Front’s longer-term performance objectives. It should be designed so that it does not lead to ‘short-termism’ on the part of the executive or the taking of undue risks; and

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Termination payments – subject to all applicable laws and stock exchange listing rules, these should be agreed in advance to the extent practicable, and any agreement should clearly address to the extent reasonably foreseeable, what will happen in the case of early termination. There should be no payment for termination for misconduct.

6.4	It is anticipated that fixed remuneration will make up the majority of executive remuneration.

6.5	The following policy relates to the remuneration for executive directors and non-executive directors.

•	Directors should not receive performance-based remuneration nor should they be provided with retirement benefits.

•	In respect of director remuneration, remuneration packages will be appropriate to the market and will reflect the time commitment and responsibilities of the role.

•	It is anticipated that fixed remuneration and equity-based remuneration (where elected by the director) will make up the majority of director remuneration.

6.6

Executive remuneration will be reviewed annually, with consideration given to individuals’ performance and their contribution to 4Front’s success (against measurable key performance indicators), external market relativities, shareholders’ interests and desired market positioning.

6.7	If 4Front uses any executive or director remuneration consultants (“Consultants”), they should:

•	be independent and sign a declaration of independence;

•	be engaged by the Board (in respect of director and/or CEO remuneration); and

•

report to the Board in relation to CEO and director remuneration and to the CEO in relation to other executive remuneration to be reported to the CEO, provided that no executive personnel makes decisions in respect of their own remuneration outcomes.

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4Front Ventures Corp.

Schedule B

To Annual Information Form

Fiscal Year Ended December 31, 2019

6.8

If 4Front chooses to make any public statements referring to reliance on reports from Consultants in respect of decisions relating to director remuneration, then a summary of findings should be made public and the Consultants should attest to their independence in the report.

7.	ACCESS AND AUTHORITY

•	The Committee is authorised by the Board to investigate any activity within its terms of reference as set out in this Charter.

•	The Committee is authorised to seek any information it requires from any employee and all employees will be directed to co-operate with any request made by the Committee.

•

The Committee is authorised by the Board to obtain, at the expense of 4Front, such information and outside legal or other independent professional advice as it considers necessary to carry out its responsibilities. Such arrangements are to be between the Committee and the relevant advisor and does not need to include the Human Resource department of 4Front.

8.	REVIEW OF THE COMMITTEE

•	The Committee shall undertake periodic self-review of its performance and compliance with this Charter.

9.	ACCOUNTABILITY AND REPORTING

•	The Committee will be accountable to the Board. After each meeting the Chair will report the Committee’s recommendations and findings to the Board.

•	The Committee will make recommendations to the Board on all matters requiring a decision. The Committee does not have the power or authority to make a decision in the Board’s name or on its behalf.

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The minutes of all Committee meetings will be circulated to members of the Board. Extracts from the minutes will be made available to such other persons as the Board directs, to enable them to properly carry out their functions.

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Directors may serve on multiple boards so long as their directorships are communicated to the CFO and Chairman and do not conflict with their role as a director of 4Front. Such disclosures will be made when any changes happen and minuted at the next Board meeting.

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